Form 10-K, Exhibit 13
period 1996-06-30
COLLECTIVE BANCORP INC
filed 1996-09-30
CIK 835345

FINANCIAL HIGHLIGHTS


                                                                                                               Year Ended June 30
                                                   -------------------------------------------------------------------------------
(Dollars amounts in thousands except per share data)      1996            1995            1994             1993              1992
- ----------------------------------------------------------------------------------------------------------------------------------
Net Income                                          $   54,500      $   57,542      $   59,367       $   49,541        $   32,396
Total Interest and Dividend Income                     355,685         336,317         269,570          215,985           216,123
Net Interest Income                                    141,772         140,461         145,811          113,893            85,458
Net Income Per Share                                     $2.67           $2.80           $2.89            $2.41             $1.67
Dividends Declared Per Share                              0.85            0.65            0.57             0.36              0.21
Return on Average Assets                                  1.07%           1.18%           1.48%            1.76%             1.30%
Return on Average Equity                                 15.71%          19.10%          23.19%           23.39%            19.01%
Yield on Loans and Investments                            7.26%           7.18%           7.14%            8.02%             9.12%
Cost of Funds  (1)                                        4.37%           4.18%           3.28%            3.79%             5.51%
Net Interest Margin  (2)                                  2.89%           3.00%           3.86%            4.23%             3.61%
- ----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                          June 30
                                                ----------------------------------------------------------------------------------
                                                          1996            1995            1994             1993              1992
- ----------------------------------------------------------------------------------------------------------------------------------
Assets                                              $5,145,471      $5,110,517      $4,589,258       $3,466,047        $2,499,669
Loans and Mortgage-Backed Securities                 4,622,022       4,570,767       4,225,390        3,137,560         2,219,352
Deposits                                             3,254,387       3,277,823       3,003,962        2,791,978         2,114,149
Borrowings                                           1,473,448       1,447,920       1,260,915          391,773           149,839
Stockholders' Equity                                   364,304         327,792         279,728          234,581           192,088
Common Shares Outstanding                           20,374,141      20,356,768      20,265,476       20,153,287        20,087,600
Stockholders' Equity Per Share                          $17.88          $16.10          $13.80           $11.64             $9.56
Net Worth Ratio                                           7.08%           6.41%           6.10%            6.77%             7.68%
Core Capital Ratio (3)                                    6.60%           5.89%           5.75%            6.58%             6.53%
Tangible Capital Ratio (3)                                6.60%           5.89%           5.75%            6.58%             6.49%
Risk-Based Capital Ratio (3)                             17.30%          16.46%          16.45%           17.48%            14.86%
Classified Assets As Percent of Total Assets              0.40%           0.39%           0.69%            1.09%             0.98%
- ------------------------------------------------------------------------------------------------------------------------------------

(1) Adjusted for excess of average interest-earning assets over average interest-bearing liabilities.
(2) Net interest income divided by average interest-earning assets.
(3) These ratios pertain to Collective Bank only.


                              Annual Report Page 1

Financial Review....................................................  18

Statements of Consolidated Financial Condition......................  24

Statements of Consolidated Operations...............................  25

tatements of Consolidated Stockholders' Equity......................  26

Statements of Consolidated Cash Flows...............................  27

Notes to Consolidated Financial Statements..........................  28

Independent Auditors' Report........................................  49

FINANCIAL REVIEW

Overview
   Although fiscal 1996 net income and earnings per share were lower than they were in fiscal 1994 and 1995, the 1996 returns on average assets and average equity were substantially above the medians for publicly-held thrift institutions as follows:

                                                         Publicly-Held
                                                  Collective        Thrifts(1)
- --------------------------------------------------------------------------------
Return on average assets...................            1.07%            0.90%
Return on average equity...................           15.71%            8.50%

(1) Source:  SNL Securities

     At June 30, 1996, Collective's classified (non-performing) assets ratio was 0.40% compared to 0.62%(1) for all publicly-held thrifts.

Financial Condition
   At June 30, 1996, stockholders' equity amounted to $364.3 million, or $17.88 per share, compared to $327.8 million, or $16.10 per share at June 30, 1995. The ratio of stockholders' equity to total assets was 7.08% at June 30, 1996 compared to 6.41% at June 30, 1995. The increase in stockholders' equity resulted primarily from net income of $54.5 million less dividends on common stock of $17.3 million. Dividends were 31.8% of earnings in 1996 compared to 22.9% in 1995 and 19.4% in 1994. 1996 represented the sixth consecutive year in which dividend payments have been increased. The increase in the ratio of equity to assets from 1995 to 1996 resulted from an 11.1% increase in equity while assets increased only 0.7%.
   Total assets were $5.145 billion at June 30, 1996, an increase of $35.0 million over the preceding year-end. The increase in assets was comprised of the following elements (in millions):

                Trading securities............................  $ (13.3)
                Loans and securities held/available for sale..     48.0
                Investment securities.........................    (39.7)
                Loans receivable, net.........................    174.4
                Mortgage-backed securities....................   (126.7)
                Other, net....................................     (7.7)
                                                                ---------
                Total.........................................  $  35.0
                                                                ---------

   The decrease in trading securities resulted from the sale of $13.3 million in July 1995. The increase in securities available for sale resulted primarily from the purchase of $31.6 million of Federal National Mortgage Association preferred stock which was immediately classified as available for sale. Mortgage-backed securities ("MBS's") available for sale also increased $16.2 million. The decrease in investment securities was comprised primarily of maturing or called U.S. government and agency obligations partially offset by an increase in stock of the Federal Home Loan Bank of New York .
    Loans receivable, net increased during fiscal 1996 because loans purchased and originated for investment exceeded sales and repayments. During fiscal 1996, 83.1% of total loan production met Collective's criteria for investment because it consisted of higher yield thirty-year fixed rate mortgages, adjustable rate mortgages, ten and fifteen-year fixed rate mortgages, commercial loans, or consumer loans. The increase in loans receivable, net was comprised of the following elements (in millions):

                     Total originations............................  $ 634.0
                     Originations for sale.........................   (107.7)
                     Purchases.....................................     24.0
                     Repayments....................................   (381.2)
                     Other, net....................................      5.3
                                                                     --------
                     Total.........................................  $ 174.4
                                                                     --------

   The decrease in MBS's held for investment occurred as Collective sought to decrease its reliance on collateralized mortgage obligations ("CMO's") as an investment vehicle. Collective's CMO portfolio decreased by $114.3 million in fiscal 1996 and other conventional MBS's decreased by $12.4 million.
   At June 30, 1996, the investment and MBS portfolios included gross unrealized gains of $2.2 million and gross unrealized losses of $83.6 million. Collective has the positive intent and ability to hold these securities to maturity under all foreseeable economic conditions. Therefore, it is not expected that any gains or losses will be realized. In recent years, since authoritative guidance and/or accounting standards have been developed for the definitive classification of securities, Collective has not sold securities from its held to maturity portfolios. Collective has always been able to satisfy its liquidity needs from the cash flows from operating and financing activities, and there is no present indication that Collective will not be able to do so in the future. Unrealized gains or losses in Collective's held to maturity securities portfolios are a function of the interest rate environment at any given point in time and, therefore, are only temporary in nature.
   During fiscal 1996, deposits decreased $23.4 million. The decrease in deposits was comprised of the following elements (in millions):

                     Demand deposits...............................  $  76.0
                     Savings and investment accounts...............     12.2
                     Savings certificates..........................   (111.6)
                                                                     --------
                     Total.........................................  $ (23.4)
                                                                     --------

   The increase in demand deposits resulted from Collective's continuing campaign to attract lower cost checking accounts, both personal and commercial. At June 30, 1996, demand deposits amounted to 18.6% of total deposits compared to 16.1% at the end of the preceding year. In a changing interest rate environment, deposit interest rates generally do not adjust as rapidly as rates on certain other investments. The decrease in savings certificates occurred because depositors sought alternative investment vehicles with higher yields. Such decrease was primarily in the fifteen month and jumbo (in excess of $100,000) categories, partially offset by an increase in the six month, eight month, twelve month and twenty-four month categories as certificates were priced to retain and attract deposits selectively.
   The net increase in borrowings, primarily reverse repurchase agreements, was used to fund the asset growth and to replace maturing savings certificates.

Interest Rate Sensitivity
   Collective's interest rate sensitivity is determined by the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period ("gap"). A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. When interest rate sensitive liabilities exceed interest rate sensitive assets, the gap is considered negative. However, because all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of interest rate sensitivity.
   During a period of rising interest rates, a negative gap adversely affects net interest income while a positive gap increases net interest income. During a period of declining interest rates, a negative gap increases net interest income while a positive gap adversely affects net interest income. Collective's net interest income tends to decrease in periods of rising interest rates because its interest-bearing liabilities generally reprice faster than its interest-earning assets. (See the "Maturity and Rate Sensitivity Analysis", page 50.) Collective's net interest income also tends to decrease in periods when there is a relatively flat yield curve. (The yield curve is a reflection of the difference between long-term interest rates, represented by the 30-year U.S. Treasury Bond, and short-term interest rates, represented by the 3-month U.S. Treasury Bill.) Conversely, Collective's net interest income tends to increase in periods of falling interest rates and in periods when there is a relatively steep yield curve because the difference between the yields Collective receives on its longer-term loans and securities and the rates it pays on its shorter-term deposits and borrowings increases.

  A comparison of Collective's gap position at June 30, 1996 and 1995 follows:

(Dollar amounts in thousands)                                        1996                   1995
- --------------------------------------------------------------------------------------------------
1 year or less:
     Gap amount                                               $(1,351,227)           $(1,403,465)
     Gap as a percent of assets                                     (26.3)%                (27.5)%
1 year to 5 years:
     Gap amount                                               $   852,794            $   673,043
     Cumulative gap as a percent of assets                           (9.7)%                (14.3)%
Over 5 years:
     Gap amount                                               $   835,469            $ 1,000,208
     Cumulative gap amount                                    $   337,036            $   269,786
     Cumulative gap as a percent of assets                            6.6 %                  5.3 %
- --------------------------------------------------------------------------------------------------

   The negative one-year gap decreased in 1996 primarily because of the decrease in MBS's and increases in adjustable rate mortgage, commercial, and consumer loans.

Liquidity and Capital Resources
   Collective Bank is required by regulation to maintain certain levels of liquidity. Regulations currently in effect require that Collective Bank maintain liquid assets of not less than 5% of its net withdrawable deposits and short-term borrowings, of which at least 1% must be short-term liquid assets. Management believes that Collective Bank was in compliance with these requirements throughout the three years ended June 30, 1996. At June 30, 1996 and 1995, Collective Bank had total liquidity ratios of 5.2% and 5.5% and short-term liquidity ratios of 2.5% and 3.0%, respectively.
   Collective's net worth ratio increased from 6.10% at June 30, 1994 to 6.41% at June 30, 1995 and 7.08% at June 30, 1996. (See note 16 to the consolidated financial statements for a discussion of Collective Bank's regulatory capital requirements.)
   At June 30, 1996, capital resources were sufficient to meet outstanding loan commitments of $126.4 million and commitments on unused lines of credit of $123.8 million. At June 30, 1996, Collective had no other material commitments for capital resources, other than a pending business combination. (See note 2 to the consolidated financial statements.) Asset originations and purchases during the three years ended June 30, 1996 were funded from normal sources including cash collections of loan and MBS principal and interest, deposit flows, borrowings, and business combinations.
   In fiscal 1996, net cash provided by operating activities increased $26.7 million primarily because of proceeds from the sale of trading securities as well as increases in net interest cash flow, financial service fees, other income associated with demand deposit accounts, and reduced income taxes paid. The decrease in cash provided by operating activities of $6.8 million from 1994 to 1995 resulted primarily from reduced net interest cash flow, increased operating expenses, and increased income tax payments partially offset by increased fee income.
   Net cash used in investing activities decreased by $348.0 million from fiscal 1995 to fiscal 1996 because of decreased purchases of loans and MBS's, combined with increased repayments of loan principal and cash generated from maturing U.S. government and agency obligations, substantially offset by the absence of any cash obtained in business combinations. The decrease of $619.4 million in cash used for investing activities from 1994 to 1995 resulted from decreased purchases of MBS's and loan originations partially offset by reduced loan and MBS principal repayments, sale of MBS's, and cash obtained in business combinations. The reduced investing activity in fiscal 1995 was caused by rising interest rates which reduced loan demand in general and ended the refinancing boom of the preceding two years. Other factors in the reduced investing activity were the scarcity of suitable alternative investment vehicles as Collective elected to reduce its purchases of CMO's.
   Pursuant to Collective's investment policy, 83.1% of total loan originations was retained for investment in fiscal 1996 compared to 93.6% in 1995 and 77.4% in 1994.
   Loan and MBS principal repayment collections were 12.0%, 10.5%, and 34.3% of the average balances for fiscal 1996, 1995, and 1994, respectively. The decrease from 1994 to 1995 resulted from reduced loan refinancings caused by rising interest rates.
   The sales of securities available for sale in 1995 consisted primarily of U.S. government and agency obligations.
   The decrease in deposit cash flows in 1996 compared to 1995 resulted from increased demand deposits and reduced savings certificates as discussed in "Financial Condition" on page 19. The increase in deposit cash flows from 1994 to 1995, before business acquisitions, was primarily in the six month, twelve month, twenty-four month, and jumbo certificate of deposit categories as depositors sought alternative investment vehicles with higher yields as deposit rates decreased during most of 1995.

   Cash flows from Federal Home Loan Bank ("FHLB") advances and other borrowings decreased in fiscal 1996 compared to 1995 as Collective replaced maturing borrowings with lower cost reverse repurchase agreements and dollar rolls. Cash flows from FHLB advances and other borrowings decreased in fiscal 1995 compared to 1994 as Collective reduced its purchases of MBS's compared with the preceding two years and slowed its rate of asset growth. Assets grew by $35.0 million, or 0.7%, in 1996 compared to growth of $521.3 million, or 11.4%, in 1995, and $1.123 billion, or 32.4%, in 1994.
   As indicated in note 11 to the consolidated financial statements, 83.6% of Collective's deposits at June 30, 1996 had no contractual maturity or contractual maturities of one year or less. Approximately $974.9 million, or 30.0%, of such deposits are considered core deposits and not sensitive to changing interest rates. Past experience indicates that any deposit runoff can be replaced with new deposits through aggressive marketing and pricing strategies or business acquisitions. During the three-year period ended June 30, 1996, Collective's level of deposits, without those obtained in business acquisitions, remained virtually unchanged despite a generally unfavorable interest-rate environment for depositors during that period. Therefore, management does not anticipate any excessive runoff in the level of deposits in the foreseeable future. If unforeseen circumstances should result in a substantial decrease in Collective's level of deposits to the extent that a potential liquidity problem occurs, Collective could alleviate such problem through any of several available alternatives. These include the acquisition of deposits through aggressive marketing and/or pricing strategies, the acquisition of deposits through business combinations, the sale of available for sale assets, borrowings, and capital additions.

Results of Operations
   Collective's net income is determined primarily by the difference between the interest earned on its investment, loan, and MBS portfolios and the interest paid on its deposits and borrowings. Other primary factors in determining Collective's profitability are its levels of other income and operating expenses.
   During the first eight months of fiscal 1994, Collective pursued a strategy of increasing its earning assets by using short-term borrowings, primarily repurchase agreements, to finance the purchase of medium-term MBS's, primarily CMO's. In the final four months of fiscal 1994, Collective began to decrease the use of this strategy in response to rising interest rates and a flattening yield curve. During fiscal 1995 Collective further reduced this leveraging strategy as interest rates continued to rise. Although interest rates generally declined in fiscal 1996, the effect on net interest income was not material because of a much flatter yield curve. Longer-term interest rates decreased much more than did shorter-term interest rates. The spread between 30-year U.S. Treasury Bonds and 3-month U.S. Treasury Bills averaged 1.27%, 2.03%, and 3.33% in fiscal 1996, 1995, and 1994, respectively(2).
   The leveraging strategy resulted in cumulative increased average borrowings of $581.5 million, $1.259 billion, and $1.259 billion in fiscal 1994, 1995, and 1996, respectively. The net interest spread resulting from the leveraging activities averaged 2.92%, 1.25% and 1.20% in fiscal 1994, 1995, and 1996, respectively. These spreads produced additional net interest income of approximately $17.0 million, $15.7 million, and $15.1 million in those years, respectively. Collective discontinued this leveraging strategy because of the declining spread and a desire not to incur additional interest-rate risk through increased short-term borrowings.
   Net income for the year ended June 30, 1996 decreased $3.0 million, or 5.29%, from fiscal 1995 because operating expenses increased $5.1 million, or 7.7%, due to continued expansion of the retail and commercial banking operations combined with an increase in the provision for loan losses of $1.8 million because of the growth in the loan portfolio, particularly commercial loans. These factors were partially offset by an increase in net interest income of $1.3 million, an increase in other income of $2.2 million, and a decrease in income taxes of $0.3 million.
   The increase in net interest income in 1996 resulted from growth in average interest-earning assets of $217.9 million resulting from the business acquisition in late fiscal 1995 and other asset growth, offset by a reduction in the net interest margin from 3.00% in 1995 to 2.89% in 1996. The decrease in the net interest margin was comprised of an 8 basis point gain in the yield on interest-earning assets while the cost of funds increased 19 basis points. The increase in other income resulted from increased gains on the sale of loans and securities and an increase in financial service fees. Financial service fee income increased in 1996 because of the growth in checking deposits and a more aggressive strategy in charging and collecting fees related to deposit accounts. Loan servicing income increased in 1996 as loans serviced for others increased from $695.1 million at June 30, 1995 to $707.8 million at June 30, 1996. Gain on sale of loans and securities increased in 1996 as a smaller portion of Collective's loan originations were retained for investment and declining long-term interest rates increased the gains on most sales.
(2)Source:Bloomberg L.P.

   The increase in operating expenses from 1995 to 1996 generally resulted from the 1995 business combination and other asset growth. Loan expense increased in 1996 despite lower loan originations because of costs associated with increased commercial lending activity.
   Net income for the year ended June 30, 1995 decreased $1.8 million, or 3.1%, from fiscal 1994 primarily because net interest income before provision for loan losses decreased $5.4 million, or 3.7%, and operating expenses increased $6.8 million, or 11.6%. These factors were partially offset by a decrease in the loan loss provision of $2.1 million, an increase in other income of $5.8 million, and a decrease in income taxes of $2.4 million.
   The decrease in net interest income during 1995 resulted from a decline in the net interest margin from 3.86% in 1994 to 3.00% in 1995. The decrease in the net interest margin was comprised of a 4 basis point gain in the yield on interest-earning assets while the cost of funds increased 90 basis points. The decrease in the net interest margin was partially offset by growth in average interest-earning assets of $906.1 million resulting from the business acquisitions in late fiscal 1994 and fiscal 1995 and other asset growth.
   Other income increased in 1995 primarily because of the non-recurring charge of $5.6 million in 1994 for the unrealized depreciation on CMO's that were transferred from available for sale to held to maturity in accordance with revised Office of Thrift Supervision ("OTS") regulatory policy. This amount is being accreted back into income over the remaining lives of the securities. Financial service fee income increased in 1995 because of the growth in checking deposits and a more aggressive strategy in charging and collecting fees related to deposit accounts. Loan servicing income decreased in 1995 as loans serviced for others decreased from $725.4 million at June 30, 1994 to $695.1 million at June 30, 1995 because of refinancings in the preceding two years and the smaller volume of loan sales in 1995.
   Other expense increased in 1995 compared to 1994 primarily as a result of the business combinations and other asset growth.
   Collective's ratio of classified assets, which include both non-performing loans and real estate acquired in settlement of loans, to total assets was 0.40%, 0.39%, and 0.69% at the end of fiscal 1996, 1995, and 1994, respectively. Net classified assets amounted to $20.5 million, $20.1 million, and $31.5 million at the end of those years. During fiscal 1996, Collective increased its general provision for loan losses to provide for potential losses against the higher risk characteristics of an increased portfolio of commercial loans. In 1995 and 1994, Collective was able to reduce its loan loss provisions as classified assets were reduced through effective management and disposition of such assets. In addition to a reduction in the amount of classified assets in 1995 and 1994, the quality of the inventory improved as older foreclosed assets were disposed of and many seriously delinquent loans were foreclosed or brought current. Additionally, collection efforts generally were intensified. A trend of stabilization in real estate values during the period was another contributing factor to the improved classified asset ratios as were lower monthly payments for many borrowers who refinanced their mortgage loans in 1993 and 1994. See note 1 to the consolidated financial statements for a discussion of the factors that management considers in making provisions for potential loan and real estate losses.
   Collective's ratio of operating expenses to average assets was 1.28%, 1.28%, and 1.41% in fiscal 1996, 1995, and 1994, respectively, as Collective was able to integrate the business combinations and other asset growth in an efficient manner.
   The effective income tax rate was 35.7%, 34.7%, and 35.8% in fiscal 1996, 1995, and 1994, respectively. The lower rate in 1995 resulted from certain unanticipated income tax refunds and increased tax-exempt income.

Financial Institution Legislation and Regulation.
   Collective Bank is subject to extensive regulation, supervision, and examination by the OTS, as its chartering authority and primary federal regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which insures its deposits up to applicable limits. Such regulation and supervision establish a comprehensive framework of activities in which an institution can engage and are intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities. Any change in such regulation, whether by the OTS, the FDIC, or the Congress, could have a material impact on Collective Bank and its operations.
   On December 19, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "Act") became law. While the Act primarily addresses additional sources of funding for the Bank Insurance Fund ("BIF") which insures the deposits of banks, the Act also adopted a number of new mandatory supervisory measures applicable to banks, savings and loan associations, and federal savings banks such as Collective Bank. Those measures primarily were designed to reduce the cost to the insurance funds of resolving problems presented by undercapitalized institutions.

   For example, the regulatory agencies adopted regulations, effective December 19, 1992, providing for certain supervisory actions against undercapitalized institutions. The severity of such action depends upon the degree of undercapitalization. The federal regulatory agencies were also required to adopt and enforce final regulations prescribing standards relating to a variety of operating matters such as internal controls, information systems and external audit requirements, loan documentation and credit underwriting, interest rate exposure, asset growth and quality, and employee compensation. Most of those regulations had been implemented by June 30, 1996. The Act also authorizes the FDIC to assess deposit insurance premiums based on risk.
   The Act has not had, nor is it expected to have, a material impact on the financial condition or results of operations of Collective.
   The deposits of savings institutions, such as Collective Bank, are presently insured by the Savings Association Insurance Fund ("SAIF"). SAIF and BIF are the two insurance funds administered by the FDIC. On August 8, 1995, in recognition of BIF achieving its mandated reserve ratio, the FDIC revised the premium schedule for BIF members to essentially eliminate insurance premiums for deposits of well capitalized and healthy institutions (as compared to the current range of .23% to .31% of deposits for SAIF-insured institutions). The lower premiums for BIF deposits became effective as of June 1, 1995. Without a substantial increase in premium rates, the imposition of special assessments, or other significant developments, such as a merger of SAIF and BIF, it is not anticipated that SAIF will be adequately recapitalized until 2002. As a result of the disparity in BIF and SAIF premium rates, SAIF members have been placed at a significant competitive disadvantage in relation to BIF members with respect to the pricing of loans and deposits and the ability to lower their operating costs. At June 30, 1996, Collective Bank's SAIF and BIF assessment bases amounted to $2.593 billion and $530.6 million, respectively.
   See note 15 to the consolidated financial statements for a discussion of proposed legislation affecting Collective Bank.

STATEMENT OF CONSOLIDATED FINANCIAL CONDITION

                                                                                       June 30
(Dollar amounts in thousands except per share data)                           1996             1995
- ---------------------------------------------------------------------------------------------------
ASSETS
     Cash                                                               $   65,084       $   66,256
     Federal funds sold                                                      3,646            3,717
                                                                        ---------------------------
          Total cash and cash equivalents                                   68,730           69,973
     Trading securities, at market value (note 7)                               --           13,328
     Loans held for sale, at amortized cost, market value
        of $5,231 in 1996 and $5,836 in 1995 (note 6)                        5,186            5,815
     Securities available for sale, at market value (notes 5 and 7)        162,284          113,635
     Investment securities, at amortized cost, market value
        of $271,650 in 1996 and $317,221 in 1995 (note 5)                  276,171          315,879
     Loans receivable, net (notes 6, 12, and 15)                         2,548,150        2,373,706
     Mortgage-backed securities, market value of $1,896,831
        in 1996 and $2,027,783 in 1995 (notes 7 and 12)                  1,973,642        2,100,344
     Real estate acquired in settlement of loans, net (note 8)               5,427            6,476
     Land, office buildings, and equipment, net (note 9)                    39,239           39,313
     Other assets (notes 7, 10, and 13)                                     42,335           43,072
     Core deposit premium (note 2)                                           8,191           10,873
     Goodwill (note 2)                                                      16,116           18,103
                                                                        ---------------------------
          Total assets                                                  $5,145,471       $5,110,517

LIABILITIES AND STOCKHOLDERS' EQUITY
     Deposits (note 11)
        Demand deposits, non-interest bearing                           $   95,792       $   76,705
        Demand deposits, interest bearing                                  508,295          451,350
        Savings and investment accounts                                    845,199          833,041
        Savings certificates                                             1,805,101        1,916,727
                                                                        ---------------------------
          Total deposits                                                 3,254,387        3,277,823

     Federal Home Loan Bank advances (note 12)                                  --          395,000
     Other borrowed funds (notes 7 and 12)                               1,473,448        1,052,920
     Payable to brokers for securities purchased (note 12)                      --            7,600
     Advance payments by borrowers for taxes and insurance                  26,852           29,462
     Other liabilities (note 13)                                            26,480           19,920
                                                                        ---------------------------
          Total liabilities                                              4,781,167        4,782,725
                                                                        ----------------------------
     Commitments (notes 9 and 15)
     Stockholders' equity (notes 5, 7, 12, 16 and 17)
        Common stock,  par value  $.01 per share;  authorized  -
        37,000,000  shares; issued - 20,418,641 shares in
        1996 and 20,356,768 shares in 1995;
        outstanding - 20,374,141 shares in 1996 and
        20,356,768 shares in 1995                                              204              204
     Preferred stock, par value $.01 per share; authorized
        2,500,000 shares; none outstanding                                      --               --
     Additional paid-in capital                                             59,699           59,299
     Treasury stock, at cost; 44,500 shares                                 (1,093)              --
     ESOP debt (notes 12 and 14)                                            (5,816)          (6,892)
     Unrealized appreciation on available for sale securities,
        net of tax (note 13)                                                 1,090            2,136
     Retained earnings, substantially restricted                           310,220          273,045
                                                                        ---------------------------
          Total stockholders' equity                                       364,304          327,792
                                                                        ---------------------------
          Total liabilities and stockholders' equity                    $5,145,471       $5,110,517
- ---------------------------------------------------------------------------------------------------

     See accompanying notes to the consolidated financial statements.

STATEMENT OF CONSOLIDATING OPERATIONS

                                                                                  Year Ended June 30
(Dollar amounts in thousands except per share data)               1996           1995           1994
- ----------------------------------------------------------------------------------------------------
INTEREST INCOME
     Interest on mortgage loans                                $175,448      $150,044      $117,246
     Interest on other loans                                     15,893        14,540        11,771
     Interest on mortgage-backed securities                     140,783       147,280       129,993
     Interest and dividends on investments                       23,561        24,453        10,560
                                                               ------------------------------------
          Total interest and dividend income                    355,685       336,317       269,570
                                                               ------------------------------------
INTEREST EXPENSE
     Interest on deposits (note 11)                             131,500       115,570        95,186
     Interest on Federal Home Loan Bank
        advances and other borrowed funds                        82,413        80,286        28,573
                                                               ------------------------------------
          Total interest expense                                213,913       195,856       123,759
                                                               ------------------------------------
     Net interest income before provision for loan losses       141,772       140,461       145,811
     Provision for loan losses (note 6)                           2,035           240         2,352
                                                               ------------------------------------
     Net interest income after provision for loan losses        139,737       140,221       143,459
                                                               ------------------------------------
OTHER INCOME
     Loan servicing                                               4,143         3,891         4,279
     Gain (Loss) on sale of loans and securities                  1,060           (11)        2,722
     Unrealized appreciation on trading securities                   --           201            --
     Unrealized depreciation on available for sale securities        --            --        (5,648
     Financial service fees and other income                     10,394         9,362         6,307
                                                               ------------------------------------
          Total other income                                     15,597        13,443         7,660
                                                               ------------------------------------

     Total income before other expense                          155,334       153,664       151,119
                                                               ------------------------------------
OTHER EXPENSE
     Compensation and employee benefits (note 14)                28,602        27,490        23,832
     Occupancy expense                                           10,746         9,986         8,703
     Advertising                                                  1,298         1,165           812
     Deposit insurance                                            6,085         6,796         6,093
     Computer services                                            4,782         4,556         4,178
     Loan expense                                                 2,905         2,350         3,760
     Real estate operations                                         687        (1,137)          444
     Amortization of intangibles                                  4,669         4,202         1,573
     Other expenses                                              10,757        10,070         9,295
                                                               ------------------------------------
          Total other expense                                    70,531        65,478        58,690
                                                               ------------------------------------

  Income before income taxes                                     84,803        88,186        92,429
     Income taxes (note 13)                                      30,303        30,644        33,062
                                                               ------------------------------------
     Net income                                                $ 54,500      $ 57,542      $ 59,367
                                                               ------------------------------------
PER SHARE DATA
     Primary net income per share                                 $2.67         $2.80         $2.89
     Fully diluted net income per share                           $2.67         $2.80         $2.89
     Dividends per common share                                   $0.85         $0.65         $0.57
     Average primary shares outstanding                      20,445,766    20,569,140    20,562,753
     Average fully diluted shares outstanding                20,445,766    20,579,904    20,572,028
     ----------------------------------------------------------------------------------------------
     See accompanying notes to the consolidated financial statements.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                                          Unrealized
                                                                                        Appreciation
                                                   Additional                           on Available
(Dollar amounts in thousands            Common        Paid-In     Treasury        ESOP      for Sale     Retained
except per share data)                   Stock        Capital        Stock        Debt    Securities     Earnings        Total
- ------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1993                     $202        $58,055          --      $(4,551)           --     $180,875     $234,581
- ------------------------------------------------------------------------------------------------------------------------------
Net income for year ended
   June 30, 1994                            --             --          --           --            --       59,367       59,367
Stock options exercised                      1            563          --           --            --           --          564
Dividends on common stock -
   $.57 per share                           --             --          --           --            --      (11,535)     (11,535)
Additional ESOP debt                        --             --          --       (4,060)           --           --       (4,060)
ESOP debt repayment                         --             --          --          811            --           --          811
- ------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1994                      203         58,618          --       (7,800)           --      228,707      279,728
- ------------------------------------------------------------------------------------------------------------------------------
Net income for year ended
   June 30, 1995                            --             --          --           --            --       57,542       57,542
Stock options exercised                      1            681          --           --            --           --          682
Dividends on common stock -
   $.65 per share                           --             --          --           --            --      (13,204)     (13,204)
ESOP debt repayment                         --             --          --          908            --           --          908
Securities valuation                        --             --          --           --        $2,136           --        2,136
- ------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1995                      204         59,299          --       (6,892)        2,136      273,045      327,792
- ------------------------------------------------------------------------------------------------------------------------------
Net income for year ended
   June 30, 1996                            --             --          --           --            --       54,500       54,500
Stock options exercised                     --            279          --           --            --           --          279
Dividends on common stock -
   $.85 per share                           --             --          --           --            --      (17,325)     (17,325)
Purchase of treasury stock                  --             --     $(1,093)          --            --           --       (1,093)
ESOP debt repayment                         --             --          --        1,076            --           --        1,076
ESOP shares released                        --            121          --           --            --           --          121
Securities valuation                        --             --          --           --        (1,046)          --       (1,046)
- ------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1996                     $204        $59,699     $(1,093)     $(5,816)       $1,090     $310,220     $364,304
- ------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to the consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                                              Year Ended June 30

     (Dollar amounts in thousands)                                               1996         1995          1994
- ----------------------------------------------------------------------------------------------------------------
Operating Activities
     Interest received                                                      $ 351,477    $ 324,519     $ 255,888
     Interest paid                                                           (213,400)    (195,206)     (121,475)
     Operating expenses                                                       (67,255)     (64,940)      (60,146)
     Sales of trading securities                                               13,328           --            --
     Loan fees                                                                  5,070        8,272         7,316
     Other income received                                                     15,797       13,242         7,660
     Income taxes paid                                                        (23,249)     (30,704)      (27,260)
                                                                            ------------------------------------
     Net cash provided by operating activities                                 81,768       55,183        61,983
                                                                            ------------------------------------
Investing Activities
     Loan originations                                                       (634,001)    (690,833)     (895,420)
     Purchases of loans                                                       (23,990)     (95,583)         (407)
     Purchases of mortgage-backed securities                                  (14,023)    (128,306)   (1,578,796)
     Repayment of loan principal                                              381,217      286,594       416,294
     Repayment of mortgage-backed security principal                          145,074      150,433       749,117
     Sales of loans held for sale                                             107,707       43,199        11,075
     Reduction of payable to brokers                                               --           --       (79,600)
     Purchases of investment securities                                      (330,971)    (196,846)     (152,734)
     Sales of securities available for sale                                        --       18,961            26
     Purchases of mortgage-backed securities available for sale               (98,937)     (36,407)      (99,875)
     Sales of mortgage-backed securities available for sale                    60,204      110,342       269,869
     Repayment of principal on mortgage-backed securities available for sale   19,084       19,901        63,204
     Maturities of investment securities                                      331,549       21,571        11,528
     Net decrease in real estate owned                                          1,048        2,045         5,673
     Net change in loans maturing in 3 months or less                          (5,000)          --            --
     Cash obtained from acquisitions                                               --       90,929       264,938
     Other investing, net                                                        (533)      (5,636)      (13,958)
                                                                            ------------------------------------
     Net cash used for investing activities                                   (61,572)    (409,636)   (1,029,066)
                                                                            ------------------------------------
Financing Activities
     Net change in deposits                                                   (23,436)     174,043       (74,114)
     Net change in Federal Home Loan Bank advances                           (395,000)      30,000       230,000
     Net change in other borrowed funds                                       420,528      157,005       718,742
     Net (decrease) increase in advance payments by borrowers for
        taxes and insurance                                                    (2,610)       3,543        (1,179)
     Dividends paid                                                           (16,304)     (12,172)      (10,913)
     Other financing, net                                                      (4,617)       1,057       (15,083)
                                                                            ------------------------------------
     Net cash (used for) provided by financing activities                     (21,439)     353,476       847,453
                                                                            ------------------------------------
     Net decrease in cash and cash equivalents                                 (1,243)        (977)     (119,630)
     Cash and cash equivalents, beginning of period                            69,973       70,950       190,580
                                                                            ------------------------------------
     Cash and cash equivalents, end of period                               $  68,730    $  69,973     $  70,950
                                                                            ------------------------------------
Reconciliation of Net Income to Net Cash
Provided by Operating Activities
     Net income                                                             $  54,500    $  57,542     $  59,367
     Net change in trading securities                                          13,328           --            --
     Amortization and accretion of deferred charges and credits, net           (2,462)      (5,985)       (4,484)
     Amortization of intangibles                                                4,669        4,202         1,573
     Accrued income and expense                                                16,784        6,447        13,763
     Deferred income and expense                                              (13,131)     (12,618)      (15,817)
     Provision for loan and real estate owned losses                            2,312          470         3,478
     Depreciation and amortization                                              4,692        4,217         3,292
     ESOP debt repayment                                                        1,076          908           811
                                                                            ------------------------------------
     Net cash provided by operations                                        $  81,768    $  55,183     $  61,983
                                                                            ------------------------------------

Supplemental Schedule of 1996 Noncash Investing Activities
During the year ended June 30, 1995, Collective assumed deposit liabilities and purchased real property from Sovereign Bank partially offset by the sale of certain Collective deposit liabilities. The fair values of net liabilities assumed and noncash assets acquired were $100,035,000 and $1,531,000, respectively. During fiscal 1994, mortgage-backed securities in the amount of $203,519,000 were reclassified from held to maturity to available for sale. During the year ended June 30, 1994, Collective acquired Hansen Federal Savings Bank and White Horse Federal Savings and Loan. The fair values of the noncash assets acquired were $21,208,000 and $3,050,000, respectively, and the fair
values  of  the  liabilities   assumed  were   $248,605,000   and   $37,494,000,
respectively. During fiscal 1996, 1995, and 1994, the balance of loans receivable transferred to real estate acquired in settlement of loans was $9,436,000, $12,448,000, and $15,671,000,respectively.

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

   Collective Bancorp, Inc. and subsidiary ("Collective") follow accounting principles and reporting practices normally followed by thrift institutions, which are in conformity with generally accepted accounting principles. The more significant accounting policies are summarized below.

Principles of Consolidation
   The accompanying consolidated financial statements include the accounts of Collective and its wholly-owned subsidiary, Collective Bank. Collective's business is conducted primarily through Collective Bank and subsidiaries ("Collective Bank"). All significant intercompany transactions and balances have been eliminated.
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash and Cash Equivalents
   Cash and cash equivalents include cash on hand and in banks, federal funds sold and interest-bearing deposits and securities purchased under agreements to resell with original maturities of three months or less.

Investment Policy
   Collective classifies all mortgage-backed and investment securities as either held to maturity, available for sale, or trading in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").
   Mortgage-backed and investment securities held to maturity are carried at cost adjusted for amortization of premiums and accretion of discounts over the term of the related securities using the interest method. Collective has the ability and positive intent to hold these securities to maturity, and, accordingly, adjustments are not made for temporary declines in fair value below amortized cost. A decline in the fair value of any held to maturity security that is deemed other than temporary is charged to earnings. The investment in Federal Home Loan Bank stock is carried at cost.
     Mortgage-backed and investment securities classified as available for sale are carried at fair (market) value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Realized gains and losses are reported in earnings.
   Trading securities are stated at fair value. Unrealized gains and losses are included in earnings.

Loans Receivable
   Loans receivable, other than loans held for sale, are stated at unpaid principal balance less unearned discounts, unamortized premiums, net deferred loan origination and commitment fees, and the allowance for loan losses. Discounts and premiums are recognized in income using the level-yield method over the estimated lives of the loans.
     Loans held for sale are carried at the lower of cost or market with any unrealized losses charged to earnings.
     Loan origination and commitment fees and certain direct loan origination costs are deferred and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the specifically identified loans or recognized as the loans are sold or prepaid.
   At the discretion of management, Collective provides an allowance for accrued interest on loans which are more than 90 days past due. This allowance is netted against accrued interest receivable, which is included in other assets for financial statement purposes. Income is subsequently recognized only to the extent that cash payments are received and, in management's judgment, the borrower's ability to make periodic interest and principal payments is probable, in which case the loan is returned to accrual status.

Real Estate Acquired in Settlement of Loans
   Real estate acquired in settlement of loans is carried at the lower of fair value, less estimated costs to sell, or cost (carrying value or fair value at the date of acquisition). Specific valuation allowances on real estate owned are recorded through a charge to earnings if there is a further deterioration in fair value. Subsequent costs directly related to the completion of construction or improvement of the real estate are capitalized to the extent realizable. Gains and losses on sale of real estate are recognized upon disposition of the property to the extent allowable based on accounting requirements. Carrying costs, such as maintenance, interest, and taxes, are charged to operations as incurred.

Land, Office Buildings, and Equipment
   Land, office buildings, and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on the estimated useful life of the related asset. The cost of leasehold improvements is amortized over the estimated life of the improvement or the term of the lease, whichever is shorter. The asset cost and accumulated depreciation or amortization for property retirements and disposals are eliminated from the respective accounts, and any resulting gain or loss is included in income. The costs of maintenance and repairs are charged to operating expense as incurred. The cost of major additions and improvements is capitalized.

Income Taxes
   Collective files a consolidated federal income tax return and separate state tax returns. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized. Management believes, based upon current facts, that more likely than not there will be sufficient taxable income in future years to realize any deferred tax assets. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Core Deposit Premium
   The premium resulting from the valuation of core deposits acquired in business combinations or in the purchase of branch offices is amortized using the interest method over a period not exceeding the estimated average remaining life of the existing customer deposit base acquired. Amortization periods are monitored to determine if events and circumstances require such periods to be reduced.

Goodwill
   The cost in excess of the fair value of the net tangible and identified intangible assets acquired in the purchase of a banking or thrift institution ("goodwill") is amortized to expense over the estimated remaining life of the long-term interest-earning assets acquired. Goodwill recorded in the purchase of branch offices is amortized to expense using the straight line method over the estimated life of the deposits acquired, generally ten years.

Sale of Loans and Mortgage-Backed Securities
   Gains and losses on the sale of loans and MBS's consist of both a cash and a present value gain or loss. A cash gain or loss is recognized to the extent that the sale proceeds exceed or are less than the carrying value of the loans and MBS's at the time of sale. The carrying value is determined by adjusting the unpaid principal balance by net deferred loan fees, premiums, discounts, and the portion of the basis allocated to capitalized (originated) mortgage servicing rights ("OMSR") in accordance with Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights". A present value gain or loss (excess servicing) relating to sales of MBS's and loans sold with servicing retained is calculated based on the difference between the MBS or loan interest rate and the net yield to the investor excluding a normal servicing fee and considering estimated prepayments on such loans. The resulting servicing rights, both OMSR and excess, are amortized in proportion to and over the estimated period servicing income is earned using the level yield method. Amortization or accretion of these amounts is monitored and adjusted, if necessary, on a periodic basis to reflect prepayments if higher than originally anticipated.

Provisions for Losses
   Provisions for losses include charges to reduce the carrying value of loans receivable and real estate acquired in settlement of loans to their fair value. Such provisions are based on management's estimates using past experience, known and inherent risks in the loan and real estate owned portfolios, adverse situations that may affect borrowers' ability to repay, estimated value of any underlying loan collateral or real estate owned, and current economic conditions. Provisions for losses on real estate acquired in settlement of loans are included in real estate operations expense in the Statements of Consolidated Operations. Recovery of the carrying value of such loans and real estate is dependent to a great extent on conditions that may be beyond management's control. In the opinion of management, Collective has made adequate loss provisions based on all available and relevant information affecting the loan and real estate portfolios. It must be understood, however, that there are inherent risks and uncertainties related to the operation of a financial institution. By necessity, Collective's consolidated financial statements are dependent upon estimates, appraisals, and evaluations of loans. Therefore, the possibility exists that abrupt changes in such estimates, appraisals, and evaluations might be required because of changing economic conditions and the economic prospects of borrowers.

Recently Issued Accounting Standards

   In May 1993, the FASB issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). SFAS 114 addresses the criteria for accounting for loans that have been impaired. It requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective rate or, as a practical expedient, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Although SFAS 114 is effective for fiscal years beginning after December 15, 1994, Collective elected to adopt the Statement for its fiscal year ended June 30, 1995. Upon adoption on July 1, 1994, Collective reclassified $17,307,000 of loans foreclosed in-substance and $6,312,000 in related reserves from real estate acquired in settlement of loans to loans receivable in the Statements of Consolidated Financial Condition.
   In November 1993, the Accounting Standards Division of the American Institute of Certified Public Accountants issued Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). This SOP provides guidance on employers' accounting for employee stock ownership plans ("ESOP"). The SOP addresses measurement of compensation cost, the treatment of dividends on shares held by an ESOP, and the financial reporting of leveraged and nonleveraged ESOP transactions. Collective adopted SOP 93-6 effective July 1, 1994. The adoption did not have a material effect on Collective's financial condition or results of operations.
   In October 1994, the FASB issued Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan" ("SFAS 118"). SFAS 118 amends SFAS 114 to eliminate the provisions that described how a creditor should report income on an impaired loan. It also amends certain disclosure requirements of SFAS 114. The Statement is effective for fiscal years beginning after December 31, 1994, although earlier application is encouraged.

Collective adopted the provisions of SFAS 118 during its fiscal year ended June 30, 1995. It did not have a material effect on Collective's financial condition or results of operations.
   In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The Statement also requires that long-lived assets and certain identifiable intangibles be reported at the lower of carrying amount or fair value less cost to sell. The Statement is effective for Collective's fiscal year beginning July 1, 1996. The adoption of SFAS 121 is not expected to have a material effect on Collective's financial condition or results of operations.
   In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"). SFAS 122 amends Statement of Financial Accounting Standards No. 65, "Accounting for Certain Mortgage Banking Activities" ("SFAS 65"), to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. The Statement applies prospectively in fiscal years beginning after December 15, 1995 although earlier application is encouraged. Collective adopted the provisions of SFAS 122 in its fiscal year ended June 30, 1995. The adoption did not have a material effect on Collective's financial condition or results of operations (see note 7).
   In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. SFAS 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. The Statement provides a fair value based method for measuring compensation cost associated with stock-based compensation and also allows, as an alternative, the intrinsic value based method which is prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Since most stock compensation plans have no intrinsic value at grant date, the latter method often results in no recognition of compensation cost. Under SFAS 123 entities that elect to remain with the intrinsic value based method must also make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting had been applied. The Statement applies to transactions entered into in fiscal years that begin after December 15, 1995, though they may be adopted on issuance. Pro forma disclosures required for entities that elect to measure compensation cost using the intrinsic value based method must include the effects of all awards granted in fiscal years that begin after December 15, 1994. Collective intends to continue accounting for stock-based compensation under APB 25 and will include the pro forma disclosures required by SFAS 123 in financial statements issued for fiscal years beginning July 1, 1996.
   In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS125 amends portions of SFAS 115, amends and extends to all servicing assets and liabilities the accounting standards for mortgage servicing rights now in SFAS 65, and supersedes SFAS 122. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. The Statement also defines accounting treatment for servicing assets and other retained interests in the assets that are transferred. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. The adoption of the Statement is not expected to have a material effect on Collective's financial condition or results of operations.

Reclassifications
   Certain amounts in the consolidated financial statements of prior years have been reclassified to conform with the presentation used in the current year.

2. Business Combinations

   On May 21, 1996, Collective entered into an agreement to acquire Continental Bancorporation, a state chartered commercial bank with assets of approximately $187,000,000 (unaudited) at June 30, 1996. The acquisition is subject to regulatory approval, is anticipated to be completed by December 1996, and will be accounted for under the purchase method of accounting.
   On April 21, 1995, Collective purchased certain assets and assumed the deposit account liabilities of seven offices of Sovereign Bancorp, Inc. ("Sovereign") pursuant to an agreement entered into on January 17, 1995. As part of this same agreement, Sovereign purchased certain assets and assumed the deposit account liabilities of Collective's Wilmington, Delaware office. The net deposit liabilities assumed by Collective amounted to $99,818,000 and the net assets received, consisting primarily of cash, amounted to $92,210,000. The fair value of liabilities assumed exceeded the fair value of tangible assets acquired by $8,334,000. This was allocated to core deposit premium and goodwill of $2,819,000 and $5,515,000, respectively. The acquisition was accounted for by the purchase method.
   On May 6, 1994, Collective purchased certain assets and assumed the deposit account liabilities of White Horse Federal Savings and Loan Association from the Resolution Trust Corporation. The deposit liabilities assumed amounted to $37,494,000, and the assets received consisted primarily of cash amounting to $35,322,000. The fair value of liabilities assumed exceeded the fair value of tangible assets acquired by $2,315,000. This was allocated to core deposit premium and goodwill of $1,359,000 and $956,000, respectively. The acquisition was accounted for by the purchase method.
   On April 15, 1994, Collective purchased certain assets and assumed the deposit account liabilities of Hansen Federal Savings Bank from the Resolution Trust Corporation. The deposit liabilities assumed amounted to $248,605,000, and the assets received consisted primarily of cash amounting to $231,073,000. The fair value of liabilities assumed exceeded the fair value of tangible assets acquired by $19,811,000. This was allocated to core deposit premium and goodwill of $6,220,000 and $13,591,000, respectively. The acquisition was accounted for by the purchase method.
   The following summarizes the business combinations of Collective during the three years in the period ended June 30, 1996, all of which were accounted for by the purchase method of accounting:

                                                                               Cash
Name of Institution/Branches Acquired                          Deposits    Premiums   Intangibles
(Dollar amounts in thousands                        Date       Acquired        Paid      Recorded
- -------------------------------------------------------------------------------------------------
Hansen Federal Savings (9 offices)             04/15/94        $248,605      $18,145      $19,811
White Horse Federal Savings (2 offices)        05/06/94          37,494        2,301        2,315
Sovereign Bank (7 offices)                     04/21/95          99,818        7,481        8,334
- -------------------------------------------------------------------------------------------------
Total                                                          $385,917      $27,927      $30,460
- -------------------------------------------------------------------------------------------------

   The results of the acquired entities have been included in the Statements of Consolidated Operations from the dates of acquisition.
   The acquisitions did not have a material effect on the results of operations for the year of acquisition. If all the acquisitions had occurred at the beginning of the year of acquisition or the preceding year, the effect on such years also would have not been material.

   The balances of purchase accounting adjustments at June 30, 1996, resulting from prior year acquisitions, and the accretion and amortization of such adjustments (net increase or decrease in income) are summarized as follows:

                                    Balance as of June 30                   Year ended June 30
                                    ---------------------     --------------------------------
(Dollar amounts in thousands)             1996       1995        1996         1995        1994
- ----------------------------------------------------------------------------------------------
Premiums and discounts on
  loans receivable                     $   800    $   575     $   225      $   (19)    $   966
Premiums and discounts on
  other assets and liabilities            (542)        99        (641)       1,311       2,621
Core deposit premium                     8,191     10,873      (2,682)      (2,672)     (1,330)
Goodwill                                16,116     18,103      (1,987)      (1,530)       (243)
- ----------------------------------------------------------------------------------------------
Total                                  $24,565    $29,650     $(5,085)     $(2,910)    $ 2,014
- ----------------------------------------------------------------------------------------------

3.Fair Values of Instruments

   Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. The fair value of financial instruments is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced liquidation. Fair value estimates are made at a specific point in time based on the type of financial instrument and relevant market information.
   Because no quoted market price exists for a significant portion of Collective's financial instruments, the fair values of such financial instruments are derived based on the amount and timing of future cash flows, estimated discount rates, as well as management's best judgment with respect to current economic conditions. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision.
   The fair value information provided is indicative of the estimated fair values of those financial instruments and should not be interpreted as an estimate of the value of Collective, taken as a whole. The disclosures do not address the value of recognized and unrecognized non-financial assets and liabilities or the value of future anticipated business.

                                                        June 30, 1996               June 30, 1995
                                              -----------------------   -------------------------
                                                Carrying    Estimated       Carrying    Estimated
(Dollar amounts in thousands)                     Amount   Fair Value         Amount   Fair Value
- -------------------------------------------------------------------------------------------------
Financial Assets:
  Cash and cash equivalents                   $   68,730   $   68,730   $     69,973 $     69,973
  Trading securities                                  --           --         13,328       13,328
  Loans held for sale                              5,186        5,231          5,815        5,836
  Securities available for sale                  162,284      162,284        113,635      113,635
  Investment securities                          276,171      271,650        315,879      317,221
  Loans receivable                             2,548,150    2,505,002      2,373,706    2,362,223
  Mortgage-backed securities                   1,973,642    1,896,831      2,100,344    2,027,783
  Capitalized loan servicing rights                4,232        5,795          3,638        3,638
Liabilities:
  Deposits                                     3,254,387    3,249,977      3,277,823    3,286,262
  Federal Home Loan Bank advances                     --           --        395,000      395,000
  Other borrowed funds                         1,473,448    1,473,448      1,052,920    1,052,920
Off Balance Sheet Instruments:
  Loan servicing rights                               --        8,642             --        7,329
Nonfinancial Instruments:
  Core deposit intangible                          8,191       93,880         10,873       65,178
- ---------------------------------------------------------------------------------------------------------------------------

   The following methods and assumptions were used to estimate the fair value of financial instruments:
Cash and cash  equivalents - The carrying  amount of these items is a reasonable estimate of their fair value.
Trading securities, loans held for sale, and securities available for sale - The fair value of these items is calculated by using the quoted market price of securitized loans and securities.
Investment  securities  - The fair values are based on quoted  market  prices or dealer quotes. The fair values of restricted equity securities are estimated to approximate their carrying values.
Loans receivable - For certain  homogeneous  categories of loans,  such as fixed and variable residential mortgages, fair value is estimated using quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other loan types is estimated by discounting the future cash flows and prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term. Some loan types were fair valued at carrying value because of their floating rate or expected maturity characteristics.
Mortgage-backed securities - Estimated fair value for mortgage-backed securities issued by quasi-governmental agencies is based on quoted market prices where available or discounted cash flows. The fair value of mortgage-backed securities issued by non-quasi-governmental agencies is estimated based on similar securities with quoted market prices and adjusted for any differences in credit ratings or maturities.
Capitalized loan servicing rights - Capitalized loan servicing rights are comprised of excess servicing and originated mortgage servicing rights ("OMSR") in accordance with SFAS 122. The fair value of excess servicing on loans serviced for others was determined based on the estimated discounted net cash flows to be received less the normal costs of servicing. The estimated fair value of OMSR approximates the amount for which the servicing currently could be sold.
Deposits - The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.
FHLB advances and other borrowed funds - Estimated fair value is based on rates currently available to Collective Bank for debt with similar remaining maturities.
Loan servicing rights - The fair value of off balance sheet loan servicing rights approximates the amount for which the servicing currently could be sold.
Core deposit valuation - The estimated fair value ascribed to core deposits is calculated based on an estimate of cost savings from the low cost of such deposits over their estimated life, discounted using an incremental cost of funds rate.

4. Securities Purchased Under Agreements to Resell

   Collective enters into purchases of securities under agreements to resell. There were no agreements outstanding at June 30, 1996 and 1995, but during the year securities purchased under agreements to resell were delivered by entry into accounts maintained by Collective Bank at the Federal Reserve Bank of Philadelphia. These securities averaged $17,461,000 and $57,714,000 for 1996 and 1995, respectively, with maximum amounts outstanding at any month-end of $102,969,000 and $86,390,000, respectively.

5. Investment Securities

Investment securities consisted of the following:

                                                               June 30, 1996
                                           ----------------------------------------------------
                                                            Gross          Gross      Estimated
                                           Amortized   Unrealized     Unrealized           Fair
(Dollar amounts in thousands)                   Cost        Gains         Losses          Value
- -----------------------------------------------------------------------------------------------
Available for sale
   FNMA Preferred Stock                     $ 31,600           --        $  (236)      $ 31,364
   FHLMC Preferred Stock                      35,875           --             --         35,875
- -----------------------------------------------------------------------------------------------
Total                                       $ 67,475           --        $  (236)      $ 67,239
- -----------------------------------------------------------------------------------------------

Held to maturity
   U.S. government and agency obligations   $220,460         $ 64        $(4,723)      $215,801
   State and municipals                        9,979          138             --         10,117
   Federal Home Loan Bank stock (note 12)     45,103           --             --         45,103
   Other investments                             629           --             --            629
- -----------------------------------------------------------------------------------------------
Total                                       $276,171         $202        $(4,723)      $271,650
- -----------------------------------------------------------------------------------------------

                                                              June 30, 1995
                                           ----------------------------------------------------
                                                            Gross          Gross      Estimated
                                           Amortized   Unrealized     Unrealized           Fair
(Dollar amounts in thousands)                   Cost        Gains         Losses          Value
- -----------------------------------------------------------------------------------------------
Available for sale
   FHLMC Preferred Stock                    $ 35,875       $  187             --       $ 36,062
- -----------------------------------------------------------------------------------------------
Held to maturity
   U.S. government and agency obligations   $279,585       $1,206           $(18)      $280,773
   State and municipals                       12,227          155             (1)        12,381
   Federal Home Loan Bank stock (note 12)     23,389           --             --         23,389
   Other investments                             678           --             --            678
- -----------------------------------------------------------------------------------------------
Total                                       $315,879       $1,361           $(19)      $317,221
- -----------------------------------------------------------------------------------------------

 Investment securities at June 30, 1996:

                                                                                      Estimated
                                                                        Amortized        Market
(Dollar amounts in thousands)                                                Cost         Value
- -----------------------------------------------------------------------------------------------
Available for sale
   No maturity                                                           $ 67,475     $  67,239
- -----------------------------------------------------------------------------------------------
Held to maturity
   No maturity                                                           $ 45,103      $ 45,103
   Due in one year or less                                                  7,545         7,545
   Due after one year through five years                                  106,952       105,191
   Due after five years through ten years                                  63,296        62,396
   Due after ten years                                                     53,275        51,415
- -----------------------------------------------------------------------------------------------
Total                                                                    $276,171      $271,650
- -----------------------------------------------------------------------------------------------

6. Loans Receivable


Loans receivable consisted of the following:

                                                                                       June 30
                                                            1996                          1995
                                        ------------------------------------------------------
                                                       Estimated                     Estimated
(Dollar amounts in thousands)               Amount    Fair Value          Amount    Fair Value
- ----------------------------------------------------------------------------------------------
First mortgage loans -
       Conventional                     $2,026,125    $1,979,102      $1,944,946    $1,928,508
       FHA                                  37,580        37,772          41,257        42,746
       VA                                   43,495        43,733          47,407        49,058
       Construction and
         development loans                  39,805        39,604          26,290        26,159
- ----------------------------------------------------------------------------------------------
                                         2,147,005     2,100,211       2,059,900     2,046,471
- ----------------------------------------------------------------------------------------------
FHA Title I improvement loans                  291           324             410           453
Loans to depositors, secured by
  savings accounts                           3,137         3,192           4,170         4,204
Second mortgage loans                      102,610       106,693          57,383        60,250
Education loans                              9,463         9,520           9,992         9,923
Home equity credit lines                    70,299        69,717          77,217        76,530
Commercial loans                           238,706       238,759         189,816       189,662
Other loans                                  6,060         6,007           4,231         4,143
- ----------------------------------------------------------------------------------------------
                                         2,577,571     2,534,423       2,403,119     2,391,636
- ----------------------------------------------------------------------------------------------
Less - Deferred loan fees                    4,976         4,976           6,511         6,511
       Deferred discounts                     (800)         (800)           (575)         (575)
       Loans in process                     12,354        12,354           9,351         9,351
       Allowance for loan losses            12,891        12,891          14,126        14,126
- ----------------------------------------------------------------------------------------------
Total                                   $2,548,150    $2,505,002      $2,373,706    $2,362,223
- ----------------------------------------------------------------------------------------------

   Activity in the allowance for loan losses, established primarily for mortgage loans, was as follows:

                                                                            Year Ended June 30
- ----------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                      1996               1995                1994
- ----------------------------------------------------------------------------------------------
Beginning balance                               $14,126            $18,006             $22,291
Provision for losses                              2,035                240               2,352
Charge-offs and adjustments, net                 (3,270)            (4,120)             (6,637)
- ----------------------------------------------------------------------------------------------
Ending balance                                  $12,891            $14,126             $18,006
- ----------------------------------------------------------------------------------------------

   Nonperforming (impaired) loans at June 30, 1996 and 1995 were $23,166,000 and $21,876,000, respectively before specific allowances of $6,055,000 at June 30, 1996 and $5,753,000 at June 30, 1995. The allowance for delinquent interest on loans (included in other assets) totalled $674,000 at June 30, 1996 and $655,000 at June 30, 1995. (See note 1, "Loans Receivable", for a discussion of Collective's policy for recognizing interest income on impaired loans, including the treatment of payments received.) Nonperforming loans averaged $24,650,000, $26,077,000, and $38,768,000 for the years ended June 30, 1996, 1995, and 1994, respectively. No interest income was recognized on those loans during the period of impairment.
   At June 30, 1996, 1995, and 1994 the balance of loans serviced for others was $707,793,000, $695,069,000, and $725,440,000, respectively. Servicing loans generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. Loan servicing income includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with loans serviced for others, Collective held borrowers' escrow balances of $7,566,000 and $8,086,000 at June 30, 1996 and 1995, respectively.
   At June 30, 1996 and 1995, Collective maintained an inventory of first mortgage loans held for sale of $5,186,000 and $5,815,000, respectively. No valuation allowance was established at June 30, 1996 and 1995 as the market value of those loans exceeded their carrying value.
   Collective originates and purchases adjustable and fixed interest rate loans. At June 30, 1996, the composition of these loans was as follows:

(Dollar amounts in thousands)
Fixed Rate                                                                      Adjustable Rate
- -----------------------------------------------------------------------------------------------
Term to maturity         Book Value              Term to rate adjustment             Book Value
- -----------------------------------------------------------------------------------------------
1mo. - 1yr.                $  3,220                          1mo. - 1yr.             $  923,950
1yr. - 3yr.                   9,899                          1yr. - 2yr.                 49,580
3yr. - 5yr.                  25,023                          2yr. - 3yr.                134,494
5yr. - 10yr.                107,954                          3yr. - 5yr.                394,427
10yr. - 20yr.               349,973                         5yr. - 10yr.                214,279
Over 20 yr.                 364,772
- -----------------------------------------------------------------------------------------------
Total                      $860,841                                Total             $1,716,730
- -----------------------------------------------------------------------------------------------

   The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the 1-year and 3-year U.S. Treasury Note rates and the Federal Home Loan Bank Eleventh District cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates paid on the short-term deposits and borrowings that have been primarily utilized to fund these loans.
   At June 30, 1996, 71% of loans receivable were collateralized by property located in New Jersey while other major concentrations included the states of Pennsylvania, Delaware, and New York with 9%, 5%, and 3%, respectively.

7. Mortgage-Backed Securities


Mortgage-backed securities consisted of the following:

                                                              June 30, 1996
                                       --------------------------------------------------------
                                                           Gross         Gross        Estimated
                                        Amortized     Unrealized    Unrealized             Fair
(Dollar amounts in thousands)                Cost          Gains        Losses            Value
- -----------------------------------------------------------------------------------------------
Available for sale
   GNMA pass-through certificates      $    6,461         $  467            --       $    6,928
   FHLMC and FNMA pass-
     through certificates                  86,645          2,569     $  (1,097)          88,117
- -----------------------------------------------------------------------------------------------
Total                                  $   93,106         $3,036     $  (1,097)         $95,045
- -----------------------------------------------------------------------------------------------
Held to maturity
   GNMA pass-through certificates      $    3,485         $   35      $    (12)      $    3,508
   FHLMC and FNMA pass-
     through certificates                 423,467          1,129       (18,793)         405,803
   Collateralized mortgage
     obligations                        1,546,690            872       (60,042)       1,487,520
- -----------------------------------------------------------------------------------------------
Total                                  $1,973,642         $2,036      $(78,847)      $1,896,831
- -----------------------------------------------------------------------------------------------


                                                              June 30, 1995
                                       --------------------------------------------------------
                                                           Gross         Gross        Estimated
                                        Amortized     Unrealized    Unrealized             Fair
(Dollar amounts in thousands)                Cost          Gains        Losses            Value
- -----------------------------------------------------------------------------------------------
Trading securities
   FHLMC pass-through certificates     $   13,127         $  201            --       $   13,328
- -----------------------------------------------------------------------------------------------
Available for sale
   GNMA pass-through certificates      $    8,236         $  573            --       $    8,809
   FHLMC and FNMA pass-
     through certificates                  66,186          2,578            --           68,764
- -----------------------------------------------------------------------------------------------
Total                                  $   74,422         $3,151            --       $   77,573
- -----------------------------------------------------------------------------------------------

Held to maturity
   GNMA pass-through certificates      $    3,990         $  104      $     (9)      $    4,085
   FHLMC and FNMA pass-
     through certificates                 435,334          2,100       (10,350)         427,084
   Collateralized mortgage
     obligations                        1,661,020          4,120       (68,526)       1,596,614
- -----------------------------------------------------------------------------------------------
Total                                  $2,100,344         $6,324      $(78,885)      $2,027,783
- -----------------------------------------------------------------------------------------------

   Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. At June 30, 1996 and 1995, mortgage-backed securities in the amount of $1,564,083,000 and $1,118,679,000, respectively, including accrued interest, with respective market values of $1,492,668,000 and $1,072,516,000, collateralized certain securities sold under agreements to repurchase (see note 12). At June 30, 1996 and 1995, the balance of unencumbered mortgage-backed securities was $512,365,000 and $1,080,082,000, respectively.
     Capitalized servicing rights recorded on the sale of loans and MBS amounted to approximately $1,713,000, $531,000, and $2,134,000, respectively for the years ended June 30, 1996, 1995, and 1994. The unamortized balance of capitalized servicing rights was $4,232,000 and $3,832,000 at June 30, 1996 and 1995, respectively, and is included in other assets. During fiscal 1996, 1995, and 1994, amortization of capitalized servicing rights amounted to $1,313,000, $1,089,000, and $1,338,000, respectively. Net realized gains on the sale of mortgage-backed securities were $1,202,000, $206,000, and $1,800,000 for the years ended June 30, 1996, 1995, and 1994, respectively.

8. Real Estate Acquired in Settlement of Loans
   Real estate acquired in settlement of loans consisted of the following:

                                                                                             June 30
                                                                            ------------------------
(Dollar amounts in thousands)                                                 1996              1995
- ----------------------------------------------------------------------------------------------------
Real estate acquired in settlement of loans                                 $6,119            $7,170
Allowance for losses                                                          (692)             (694)
- ----------------------------------------------------------------------------------------------------
Total                                                                       $5,427            $6,476
- ----------------------------------------------------------------------------------------------------

   Activity in the allowance for real estate losses was as follows:

                                                                                  Year Ended June 30
                                                            ----------------------------------------
(Dollar amounts in thousands)                                1996             1995              1994
- ----------------------------------------------------------------------------------------------------
Beginning balance                                            $694           $1,164            $3,344
Provision for losses                                          278              230             1,127
Charge-offs and adjustments, net                             (280)            (700)           (3,307)
- ----------------------------------------------------------------------------------------------------
Ending balance                                               $692           $  694            $1,164
- ----------------------------------------------------------------------------------------------------

9. Land, Office Buildings, and Equipment
     Land,   office   buildings,   and   equipment   are   summarized  by  major
classification as follows:

                                                                                             June 30
                                                                           -------------------------
(Dollar amounts in thousands)                Estimated Useful Life            1996              1995
- ----------------------------------------------------------------------------------------------------
Land                                                            --         $ 7,484           $ 7,355
Buildings and leasehold improvements                    10-30 yrs.          30,274            27,834
Office equipment                                         5-10 yrs.          10,859            10,260
Computer equipment                                        3-5 yrs.          15,593            14,178
- ----------------------------------------------------------------------------------------------------
                                                                            64,210            59,627
Accumulated depreciation and amortization                                  (24,971)          (20,314)
- ----------------------------------------------------------------------------------------------------
Total                                                                      $39,239           $39,313
- ----------------------------------------------------------------------------------------------------

   Total depreciation and amortization expense for the years ended June 30, 1996, 1995, and 1994 was $4,692,000, $4,217,000, and $3,292,000, respectively.
Collective leases certain of its branch offices under operating leases. Total rental expense was $1,230,000 in 1996, $1,103,000 in 1995, and $1,226,000 in
1994. Minimum lease commitments for each of the next five fiscal years and thereafter are as follows:

                     -----------------------------------------------------------
                     1997...........................................  $  853,596
                     1998...........................................     611,850
                     1999...........................................     444,548
                     2000...........................................     329,529
                     2001...........................................     263,379
                     2002 and beyond................................     899,317
                     -----------------------------------------------------------

 10. Accrued Interest Receivable
     Accrued interest receivable, included in other assets, consisted of the following:

                                                                                              June 30
                                                                            -------------------------
(Dollar amounts in thousands)                                                  1996              1995
- -----------------------------------------------------------------------------------------------------
Investments                                                                 $ 3,999           $ 4,350
Loans                                                                        15,181            13,655
Mortgage-backed securities                                                    9,699            11,347
- -----------------------------------------------------------------------------------------------------
Total                                                                       $28,879           $29,352
- -----------------------------------------------------------------------------------------------------

11 Deposits


   Demand, savings and investment, and certificate accounts were as follows:

                                          June 30, 1996                           June 30, 1995
(Dollar amounts       ---------------------------------    ------------------------------------
in thousands)                                 Estimated                               Estimated
By type                  Amount    Percent   Fair Value         Amount     Percent   Fair Value
- -----------------------------------------------------------------------------------------------
Demand deposits
   Non-interest
      bearing        $   95,792      2.94%   $   95,792     $   76,705       2.34%   $   76,705
   NOW                  405,889     12.47%      463,792        371,186      11.32%      371,186
   Super NOW            102,406      3.15%       44,503         80,164       2.45%       80,164
- -----------------------------------------------------------------------------------------------
   Total                604,087                 604,087        528,055                  528,055
- -----------------------------------------------------------------------------------------------
Savings and investment
  accounts
   Regular savings      549,055     16.87%      549,055        556,559      16.98%      556,559
   Money market         115,469      3.55%      115,469        110,426       3.37%      110,426
   Clubs                  8,039      0.25%        8,039          7,957       0.24%        7,957
   Super money
     market             172,636      5.30%      172,636        158,099       4.82%      158,099
- -----------------------------------------------------------------------------------------------
   Total                845,199                 845,199        833,041                  833,041
- -----------------------------------------------------------------------------------------------
Certificates
   7-31 Day              22,361      0.69%       22,361         24,823       0.76%       24,823
   91 Day                15,570      0.48%       15,577         11,104       0.34%       11,104
   6 Month              188,999      5.81%      189,447        133,621       4.08%      133,603
   8 Month              201,149      6.18%      201,364          5,095       0.15%        5,116
   9 Month               46,450      1.43%       46,500        300,501       9.17%      301,762
   12 Month             230,760      7.09%      231,357        127,432       3.89%      127,021
   15 Month              77,915      2.39%       77,853        302,819       9.24%      303,950
   18-24 Month          369,970     11.37%      371,702        272,793       8.32%      272,988
   30 Month              19,587      0.60%       19,568         30,151       0.92%       29,707
   36 Month              27,219      0.84%       27,163         57,962       1.77%       57,357
   4-6 Year              84,827      2.61%       84,656         88,436       2.70%       86,679
   7-10 Year              8,837      0.27%        8,999         11,468       0.35%       11,473
   Regulated fixed
      rate                2,056      0.06%        2,047          3,431       0.10%        3,435
   IRA/Keogh            380,194     11.68%      372,874        394,034      12.02%      403,084
   Certificates in
      excess of
      $100,000          129,207      3.97%      129,223        153,057       4.67%      153,064
- -----------------------------------------------------------------------------------------------
   Total              1,805,101               1,800,691      1,916,727                1,925,166
- -----------------------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------
   Total             $3,254,387    100.00%   $3,249,977     $3,277,823     100.00%   $3,286,262
- -----------------------------------------------------------------------------------------------

   Total certificates at year end June 30, 1996 by maturity:

(Dollar amounts in thousands)                                               Amount    Avg. Rate
- -----------------------------------------------------------------------------------------------
   Within 1 Year                                                        $1,271,108        5.10%
   1998                                                                    371,328        5.37%
   1999                                                                     50,558        5.79%
   2000                                                                     79,562        5.95%
   2001                                                                     14,371        5.96%
   After 2001                                                               18,174        5.24%
- -----------------------------------------------------------------------------------------------
Total                                                                   $1,805,101
- -----------------------------------------------------------------------------------------------

    At June 30, 1996 and 1995, Collective Bank did not have any brokered deposits.
     The weighted average interest rate payable on deposits at June 30, 1996 and 1995 was 4.05% and 4.13%, respectively. Interest expense on deposits was as follows:

                                                                             Year Ended June 30
                                                       ----------------------------------------
(Dollar amounts in thousands)                              1996            1995            1994
- -----------------------------------------------------------------------------------------------
Certificates                                           $ 95,450        $ 79,854         $63,759
Demand deposits                                          12,128           9,644           7,899
Saving and investment accounts                           23,922          26,072          23,528
- -----------------------------------------------------------------------------------------------
Total                                                  $131,500        $115,570         $95,186
- -----------------------------------------------------------------------------------------------

12. Federal Home Loan Bank Advances and Other Borrowed Funds

   Federal Home Loan Bank advances:

                                                                                        June 30
                                                   --------------------------------------------
                                                              Estimated               Estimated
(Dollar amounts in thousands)                          1996  Fair Value         1995 Fair Value
- -----------------------------------------------------------------------------------------------
Maturing during fiscal 1996                              --          --     $395,000   $395,000
- -----------------------------------------------------------------------------------------------
Total                                                    --          --     $395,000   $395,000
- -----------------------------------------------------------------------------------------------

     Advances are collateralized by stock in the Federal Home Loan Bank of New York and certain mortgage loans under a blanket pledge agreement. At June 30, 1995, the balance of loans collateralizing Federal Home Loan Bank advances under the blanket pledge agreement was $411,110,000. The weighted average interest rate on these advances was 6.00%.
   Other borrowed funds:

                                                                                        June 30
                                               ------------------------------------------------
                             Weighted Average
                             Interest Rate At                Estimated                Estimated
(Dollar amounts in thousands)   June 30, 1996        1996   Fair Value        1995   Fair Value
- -----------------------------------------------------------------------------------------------
Securities sold under
  agreements to repurchase
  (see note 7)                        5.27%    $1,465,980   $1,465,980  $1,044,596   $1,044,596
Other short-term borrowings        Variable         1,652        1,652       1,432        1,432
ESOP debt                             7.99%         5,816        5,816       6,892        6,892
- -----------------------------------------------------------------------------------------------
Total                                          $1,473,448   $1,473,448  $1,052,920   $1,052,920
- -----------------------------------------------------------------------------------------------

   At June 30, 1995, the weighted average interest rates on securities sold under agreements to repurchase, other short-term borrowings, and ESOP debt were 5.94%, variable, and 8.77%, respectively.
     Collective enters into sales of securities under fixed-coupon reverse repurchase agreements and fixed-coupon dollar reverse repurchase agreements. Such agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the Statements of Consolidated Financial Condition. The dollar amount of securities underlying the agreements are book entry securities. During the period of such agreements, the securities were delivered by entry into the counterparty's account at the Federal Reserve Bank of Philadelphia (or in the case of GNMA mortgage-backed securities, to MBS Clearing Corporation or in the case of other mortgage-backed securities, to a third-party custodian's account that explicitly recognizes Collective's interest in the securities).
     At June 30, 1996 and 1995, agreements outstanding to repurchase the same securities were $1,179,526,000 and $826,651,000, respectively. At June 30, 1996 and 1995, agreements to repurchase substantially identical securities were $286,454,000 and $217,945,000, respectively.
     Agreements to repurchase the same securities and agreements to repurchase substantially identical securities averaged $1,437,905,000 and $1,114,789,000 during the years ended June 30, 1996 and 1995, respectively. The maximum amounts outstanding at any month-end under such agreements during fiscal 1996 and 1995 were $1,595,501,000 and $1,375,212,000, respectively. Accrued interest payable on these agreements at June 30, 1996 and 1995 was $3,691,000 and $2,370,000, respectively. The June 30, 1996 agreements will mature through July 29, 1996.
         The June 1995 payable to brokers for securities purchased represents the purchase of U.S. agency securities. The purchase closed in July 1995 and was funded by the liquidation of short-term investments (cash equivalents) and short-term borrowings.

13. Income Taxes

   The income tax provision is comprised of the following components:

                                                                             Year Ended June 30
                                                            -----------------------------------
(Dollar amounts in thousands)                                  1996          1995          1994
- -----------------------------------------------------------------------------------------------
Current provision                                           $26,836       $26,571       $31,267
Deferred provision                                            3,467         4,073         1,795
- -----------------------------------------------------------------------------------------------
Total income tax provision                                  $30,303       $30,644       $33,062
- -----------------------------------------------------------------------------------------------

      The liability for income taxes at June 30, 1996 and 1995 in the Statements of Consolidated Financial Condition (included in other liabilities) includes a net deferred tax liability of $3,222,000 and $2,060,000, respectively that have been provided for the temporary differences between the tax bases and financial statement carrying amounts of assets and liabilities. The liability at June 30,1996 and 1995 includes $613,000 and $1,202,000, respectively, recorded as a result of the adoption of SFAS 115 which is netted against the unrealized appreciation adjustment recorded in stockholders' equity.
     The major sources of temporary differences and their deferred tax effects are as follows:

                                                                                       June 30
                                                                         ---------------------
(Dollar amounts in thousands)                                               1996          1995
- ----------------------------------------------------------------------------------------------
Deferred Tax Assets:
   Loan loss reserve - book                                              $ 2,782      $ 3,350
   Deferred loan fees (net of expenses)                                      253          868
   Unamortized discount on held to
      maturity securities                                                  1,875        1,866
   Amortizable intangibles                                                   259          288
   Directors fees                                                            522          448
- ---------------------------------------------------------------------------------------------
      Total deferred tax assets                                            5,691        6,820
- ---------------------------------------------------------------------------------------------
Deferred Tax Liabilities:
   Loan loss reserve - tax                                                 5,483        4,832
   Unrealized appreciation on trading and
      available for sale securities                                          613        1,234
   Depreciation                                                            1,312        1,051
   Excess servicing                                                           81          131
   Purchase accounting                                                     1,258        1,397
   Other, net                                                                166          235
- ---------------------------------------------------------------------------------------------
      Total deferred tax liabilities                                       8,913        8,880
- ---------------------------------------------------------------------------------------------
      Net deferred tax (liability) asset                                 $(3,222)     $(2,060)
- ---------------------------------------------------------------------------------------------

     A reconciliation of the statutory income tax provision to the effective income tax provision is as follows:

                                                                           Year Ended June 30
                                                      ----------------------------------------
(Dollar amounts in thousands)                            1996              1995           1994
- ----------------------------------------------------------------------------------------------
Income tax at federal statutory rate (35%)             $29,681          $30,865        $32,429
Tax-exempt interest                                       (164)            (129)          (164)
ESOP dividends                                            (157)            (274)          (208)
Dividends received deduction                              (662)            (544)          (497)
State income tax provision (net of federal benefit)      1,692            1,684          1,777
Benefit due to federal income tax rate change               --               --           (136)
Other, net                                                 (87)            (958)          (139)
- ----------------------------------------------------------------------------------------------
Total income tax provision                             $30,303          $30,644        $33,062
- ----------------------------------------------------------------------------------------------

   Savings banks that meet certain definitions, tests, and other conditions prescribed by the Internal Revenue Code ("IRC") are allowed to deduct, with limitations, a bad debt deduction. This deduction can be computed as a percentage of taxable income before such deduction or based upon actual loss experience. During fiscal years 1996, 1995, and 1994, Collective employed the percentage of taxable income method.
   Pursuant to SFAS 109, Collective is not required to provide deferred taxes on its tax loan loss reserve as of December 31, 1987. The amount of this reserve on which no deferred taxes have been provided is approximately $27,900,000. This reserve could be recognized as taxable income and create a current and/or deferred tax liability using the income tax rates then in effect if one of the following occur: (1) Collective's retained earnings represented by this reserve is used for purposes other than to absorb losses from bad debts, including dividends or distributions in liquidation, (2) Collective fails to meet the definitions, tests, or other conditions provided by the IRC for a qualified Savings and Loan Association, or (3) there is a change in the federal tax law.
   See note 16 for proposed changes to the IRC or federal tax law affecting the bad debt deduction and tax loan loss reserve.
   Collective recently completed an examination by the Internal Revenue Service for the year ended December 31, 1991. There were no changes made to Collective's taxable income as originally reported to the Internal Revenue Service

14. Benefit Plans

   Collective maintains an Employee Stock Ownership Plan ("ESOP"), a defined contribution plan covering all eligible employees. Prior to July 1, 1994, Collective accounted for ESOP transactions in accordance with AICPA Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans" ("SOP 76-3"). Effective July 1, 1994, Collective adopted the provisions of SOP 93-6 which supersedes SOP 76-3. These accounting rules address the method of measuring compensation, the classification of dividends on ESOP shares, and the treatment of ESOP shares for the computation of earnings per share. Upon adoption, SOP 93-6 applied to unallocated shares purchased by the ESOP after December 31, 1992 while unallocated shares purchased prior to December 31, 1992 continued to be accounted for under SOP 76-3. At June 30, 1996, there were 407,679 unallocated shares in the ESOP. Of this total, 196,200 shares were subject to SOP 76-3 while 211,479, comprised of 15,486 shares committed to be released and 195,994 suspense shares (market value of $4,630,000 at June 30,
1996), were subject to SOP 93-6. Dividends received on allocated shares in the ESOP are added directly to the participant accounts while dividends received on unallocated shares are used toward repayment of principal on the ESOP debt. Amounts committed to be released and, in turn, provided for repayment of loan principal are recognized as compensation expense at fair value. Unallocated shares falling under SOP 76-3 are considered to be outstanding in calculating earnings per share. Unallocated shares subject to SOP 93-6 that have not been committed to be released are not treated as outstanding in calculating earnings per share. The ESOP allocated 118,985 and 134,723 shares of Collective's stock to employees during the plan years ended November 30, 1995 and 1994, respectively.

Contributions to the ESOP are allocated among the participants based on compensation. During 1988, the ESOP trustee entered into a loan agreement with a commercial bank to borrow $1,900,000, which was used to finance the purchase of 480,280 shares of common stock of Collective. The loan had a term of seven years with a rate equal to 90.1% of the prime rate of the commercial bank. This loan was refinanced on December 30, 1991. The new note which had a term of thirty nine months with a rate equal to 90.1% of the prime rate of the lender was paid off on March 31, 1995. In November 1991, the ESOP trustee entered into another loan agreement with a commercial bank to borrow $4,050,000, which was used to finance the purchase of 492,593 shares of common stock of Collective. This loan had a term of seven years with a floating rate tied to 265 basis points over the Federal Funds effective rate established by the lender or 25 basis points over the bank's prime rate, whichever method Collective elects to apply to future periods on the annual anniversary date. To date, the Federal Funds effective rate has been utilized and has proven to be lower than the prime rate alternative. In June 1993, the ESOP trustee modified the agreement with the commercial bank to provide an additional $5,000,000 line of credit. As of June 30, 1994, the entire line of credit had been drawn for the purchase of 242,836 shares. The additional $5,000,000 was an interest only loan for a period of two years with interest calculated in the same manner as the original $4,050,000 loan discussed above. In June 1995 the loan began a ten year principal repayment. At June 30, 1996, the total ESOP debt outstanding was $5,816,000.
     Collective also has a voluntary thrift plan (a qualifying plan under 401K of the Internal Revenue Code) in which substantially all of the employees are eligible to participate. Annual contributions to the plan are made at the discretion of the Board of Directors based upon the income of Collective as defined and funded annually. Benefits under the plan are deferred until retirement, termination, or withdrawal upon request. Contributions made for plan years ended November 30, 1995, 1994, and 1993 were $902,835, $782,063, and
$766,359, respectively.

15. Commitments and Contingencies

   At June 30, 1996 and 1995 Collective had outstanding mortgage loan origination commitments of approximately $73,445,000 and $47,682,000, respectively, with interest rates ranging from 4.25% to 11.88% and 3.00% to 9.50%, respectively. Of the total at June 30, 1996, variable rate commitments totalled $57,779,000 at interest rates of 4.25% to 11.88% with the balance of $15,666,000 representing fixed rate commitments at 6.00% to 11.88%. At June 30, 1995, variable rate commitments totalled $17,718,000 at interest rates of 3.00% to 8.50% with the balance of $29,964,000 representing fixed rate commitments at 6.75% to 9.50%. At June 30, 1996 and 1995 Collective had outstanding non-mortgage loan origination commitments of approximately $52,989,000 and $53,974,000, respectively. Collective evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Management expects that these loans will be disbursed within the next twelve months. At June 30, 1996 and 1995, Collective had outstanding commitments on unused lines of credit of $123,822,000 and $92,991,000, respectively. These commitments may not represent future cash requirements since many commitments may not be drawn upon.
   Collective and its subsidiary may, from time to time, be defendants in legal proceedings relating to the conduct of their businesses. In the best judgement of management, the consolidated financial position, results of operations, and cash flows of Collective or its subsidiary will not be affected materially by the final outcome of any pending legal proceedings or other contingent liabilities and commitments.
   Legislation pending in Congress would impose a one-time assessment, currently estimated at between 75 and 85 basis points, on the amount of deposits held as of March 31, 1995 by Savings Association Insurance Fund ("SAIF")-member institutions, including Collective Bank, a wholly-owned subsidiary of Collective, to recapitalize the SAIF to the required level of 1.25% of insured deposits. If the assessment is made at the 85 basis point proposed rate, the effect on Collective Bank would be a pre-tax charge of approximately $22 million, or $14 million after tax (36% assumed tax rate).

   Certain proposed legislation also would require the recapitalized SAIF to be merged with the Bank Insurance Fund into a new Deposit Insurance Fund no later than January 1, 1998, provided the thrift charter has been eliminated by that date. The elimination of the thrift charter, by requiring thrifts, including Collective Bank, to convert to state or national commercial bank charters, would be effected via separate legislation enacted by the end of calendar 1997.
   Additional proposed legislation would repeal Section 593 of the IRC for taxable years beginning after December 31, 1995. Section 593 allows certain thrift institutions, including Collective Bank, to use a percentage-of-taxable income bad debt accounting method, if more favorable than the specific charge-off method, for federal income tax purposes. Since 1993, Collective has used the percentage-of-taxable income method in its income tax returns.
   The enactment of the proposed legislation could cause Collective's effective income tax rate to increase, thereby negatively impacting net income.
   Management cannot predict whether such proposals, or similar legislation, will be enacted, or if enacted, the ultimate effect on Collective's financial condition or results of operations, except as indicated above.

16. Stockholders' Equity

   The OTS sets forth capital standards applicable to all thrifts. These standards include a core capital requirement, a tangible capital requirement, and a risk-based capital requirement. The following table presents Collective Bank's position relative to the three capital requirements. Collective Bank exceeds all of the requirements at June 30, 1996.
   At June 30, 1996 Collective Bank exceeded the minimum capital requirements as follows:

(Dollar amounts in thousands)                                         Amount            Percent
- -----------------------------------------------------------------------------------------------
Tangible Capital:
   Actual                                                           $337,759              6.60%
   Required                                                           76,821              1.50%
- -----------------------------------------------------------------------------------------------
   Excess                                                           $260,938              5.10%
- -----------------------------------------------------------------------------------------------
Core (Tier 1) Capital:
   Actual                                                           $337,759              6.60%
   Required                                                          153,642              3.00%
- -----------------------------------------------------------------------------------------------
   Excess                                                           $184,117              3.60%
- -----------------------------------------------------------------------------------------------
Risk-based Capital:
   Actual                                                           $344,595             17.30%
   Required                                                          159,316              8.00%
- -----------------------------------------------------------------------------------------------
   Excess                                                           $185,279              9.30%
- -----------------------------------------------------------------------------------------------

   Prompt Corrective Action ("PCA") regulations that are required by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") require specific supervisory actions as capital levels decrease. The specifications of the capital categories are shown below:

                                                                                                     Tier 1
                                              Tangible      Total Risk-      Tier 1 Risk-            Leverage
Capital Ratio                            Capital Ratio      based Ratio    based Ratio(1)               Ratio
- -------------------------------------------------------------------------------------------------------------
Well-capitalized                                    N/A  Greater than or  Greater than or     Greater than or
                                                            equal to 10%      equal to 6%         equal to 5%
Adequately capitalized                              N/A  Greater than or  Greater than or     Greater than or
                                                             equal to 8%      equal to 4%         equal to 4%
Under Capitalized                                   N/A     Less than 8%     Less than 4%        Less than 4%
Significantly undercapitalized                      N/A     Less than 6%     Less than 3%        Less than 3%
Critically undercapitalized                Less than or              N/A              N/A                 N/A
                                            equal to 2%
- --------------------------------------------------------------------------------------------------------------

(1) Total Core (Tier 1) Capital divided by risk-adjusted assets.

   Because of Collective Bank's regulatory capital requirements, $65,844,000 of its retained earnings is unavailable for distribution to Collective.

17. Stock Options

   Collective has two stock option plans which call for a total of 1,696,000 shares of common stock to be reserved for issuance for the benefit of directors, officers, and other key employees. Under the terms of the plans, options are granted at not less than the fair market value of the shares at the date of grant, require a two to five-year holding period before they may be exercised, and may not have a maximum term of more than ten years. Activity in the stock option plans for each of the three years ended June 30, 1994, 1995, and 1996 was as follows:

                                                                 Option Price At time of Grant
                                                            --------------------------------------
                                      Number of Shares            Per Share                  Total
- --------------------------------------------------------------------------------------------------
Balance, June 30, 1993                         512,438      $ 1.313   -  $13.250        $2,604,609
   Granted                                      82,370        4.313   -   21.000         1,509,909
   Expired                                      (4,975)       1.313   -   21.000           (67,644)
   Exercised                                  (103,189)       1.313   -   13.250          (381,185)
- --------------------------------------------------------------------------------------------------
Balance, June 30, 1994                         486,644        2.844   -   21.000         3,665,689
   Granted                                      79,850       15.625   -   21.500         1,395,162
   Expired                                      (5,560)      2.8375   -   21.000           (91,051)
   Exercised                                   (89,242)      2.8375   -   18.250          (640,712)
- --------------------------------------------------------------------------------------------------
Balance, June 30, 1995                         471,692       3.1875   -   21.000         4,329,088
   Granted                                       9,200       20.000   -   24.875           219,100
   Expired                                      (6,200)      3.1875   -   21.000          (104,556)
   Exercised                                   (61,885)      3.1875   -   18.250          (280,513)
- --------------------------------------------------------------------------------------------------
Balance, June 30, 1996                         412,807       $3.1875  -  $24.875        $4,163,119
- --------------------------------------------------------------------------------------------------

     At June 30, 1996 and 1995, exercisable options were 112,140 and 130,274, respectively.
     The balance of shares reserved for issuance under the stock option plans was 33,790 at June 30, 1996.
     Collective has a restricted stock award plan which calls for a total of 75,000 shares of common stock to be reserved for issuance for the benefit of officers and other employees. Under the terms of the plan, stock granted is subject to certain transfer restrictions. These restrictions lapse over a two-year period. At June 30, 1996, 72,012 shares remained unissued under this plan.
   Collective also has a restricted stock award program which calls for a total of 10,000 shares of common stock to be reserved for issuance for the benefit of non-employee directors and qualified consultants. Restrictions on shares awarded under this plan lapse over a three-year period. At June 30, 1996, 2,000 shares remained unissued under this plan.

18. Parent Company Financial Information


     The following information on Collective Bancorp, Inc. (parent company only) should be read in conjunction with the other Notes to Consolidated Financial Statements.

Statements of Financial Condition

                                                                                       June 30
                                                                       -----------------------
(Dollar amounts in thousands)                                              1996           1995
- ----------------------------------------------------------------------------------------------
Assets:
   Cash                                                                $  3,204       $  8,732
   Investment in subsidiary                                             371,910        329,824
   Other assets                                                             117            211
- ----------------------------------------------------------------------------------------------
Total                                                                  $375,231       $338,767
- ----------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity:
   ESOP debt                                                           $  5,816       $  6,892
   Other liabilities                                                      5,111          4,083
- ----------------------------------------------------------------------------------------------
   Total liabilities                                                     10,927         10,975
- ----------------------------------------------------------------------------------------------

Stockholders' Equity:
   Common stock                                                             204            204
   Additional paid-in capital                                            59,699         59,299
   Treasury stock                                                        (1,093)            --
   ESOP debt                                                             (5,816)        (6,892)
   Unrealized appreciation on
      available for sale securities                                       1,090          2,136
   Retained earnings                                                    310,220        273,045
- ----------------------------------------------------------------------------------------------
   Total stockholders' equity                                           364,304        327,792
- ----------------------------------------------------------------------------------------------
Total                                                                  $375,231       $338,767
- ----------------------------------------------------------------------------------------------

Statements of Operations

                                                                           Year Ended June 30
                                                       ---------------------------------------
(Dollar amounts in thousands)                             1996             1995           1994
- ----------------------------------------------------------------------------------------------
Income and expenses:
Equity in earnings of subsidiary                       $55,012          $58,011        $59,747
Expenses                                                  (377)            (348)          (298)
- ----------------------------------------------------------------------------------------------
Income before taxes                                     54,635           57,663         59,449
Income taxes                                              (135)            (121)           (82)
- ----------------------------------------------------------------------------------------------
Net income                                             $54,500          $57,542        $59,367
- ----------------------------------------------------------------------------------------------

Statements of Cash Flows

                                                                            Year Ended June 30
- ----------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                               1996            1995          1994
- ----------------------------------------------------------------------------------------------
Operating activities:
   Dividend income                                       $12,000         $19,000      $  8,000
   Operating expenses                                       (271)           (171)         (437)
   Income taxes paid                                        (140)           (131)          (66)
- ----------------------------------------------------------------------------------------------
   Net cash provided by operating activities              11,589          18,698         7,497
- ----------------------------------------------------------------------------------------------
Financing activities:
   Dividends on common stock                             (16,304)        (12,172)      (10,913)
   ESOP debt incurred                                         --              --        (4,060)
   Net increase in other liabilities                          --              --         4,060
   Other financing, net                                     (813)            682           564
- ----------------------------------------------------------------------------------------------
   Net cash used for financing activities                (17,117)        (11,490)      (10,349)
- ----------------------------------------------------------------------------------------------
Net (decrease) increase in cash                           (5,528)          7,208        (2,852)
Cash at beginning of period                                8,732           1,524         4,376
- ----------------------------------------------------------------------------------------------
Cash at end of period                                    $ 3,204         $ 8,732      $  1,524
- ----------------------------------------------------------------------------------------------
Reconciliation of net income to net cash
   provided by operating activities:
   Net income                                            $54,500         $57,542       $59,367
   Increase (decrease) in deferred expense                   105             177          (139)
   (Decrease) increase in accrued expense                     (4)            (10)           16
   Equity in earnings of subsidiary                      (55,012)        (58,011)      (59,747)
   Dividends received from subsidiary                     12,000          19,000         8,000
- ----------------------------------------------------------------------------------------------
Net cash provided by operations                          $11,589         $18,698      $  7,497
- ----------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP

The Board of Directors of Collective Bancorp, Inc.:

   We have audited the accompanying statement of consolidated financial condition of Collective Bancorp, Inc. and subsidiary as of June 30, 1996 and the related statements of consolidated operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying financial statements of Collective Bancorp, Inc. and subsidiary as of June 30, 1995 were audited by other auditors, whose report thereon dated August 25, 1995 expressed an unqualified opinion on those statements.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Collective Bancorp, Inc. and subsidiary at June 30, 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Short Hills, New Jersey
July 31, 1996

MATURITY AND RATE SENSITIVITY ANALYSIS(1) (Unaudited)

                                                                        1 Year          1 Year             Over
(Dollar amounts in thousands)                                          or Less      to 5 Years          5 Years           Total
- -------------------------------------------------------------------------------------------------------------------------------
Assets:
   Mortgage loans:
      Balloon and adjustable rate first mortgages                  $   726,623     $   463,305       $  196,779      $1,386,707
      Fixed rate mortgages(2)                                          190,975         411,173          403,957       1,006,105
   Mortgage-backed securities(3)                                       394,967       1,202,156          471,564       2,068,687
   Consumer and commercial loans                                       123,608          34,472            2,444         160,524
   Federal funds sold                                                    3,646              --               --           3,646
   Investment securities(4)                                            342,993              --              417         343,410
- -------------------------------------------------------------------------------------------------------------------------------
Total rate sensitive assets                                        $ 1,782,812      $2,111,106       $1,075,161      $4,969,079
- -------------------------------------------------------------------------------------------------------------------------------
Liabilities:
   Fixed maturity deposits                                         $ 1,271,108      $  515,819       $   18,174      $1,805,101
   NOW accounts                                                             --         508,295               --         508,295
   Money market demand accounts                                        288,105              --               --         288,105
   Passbook accounts                                                   101,378         234,198          221,518         557,094
   Other borrowings                                                  1,473,448              --               --       1,473,448
- -------------------------------------------------------------------------------------------------------------------------------
Total rate sensitive liabilities                                   $ 3,134,039      $1,258,312       $  239,692      $4,632,043
- -------------------------------------------------------------------------------------------------------------------------------
Dollar gap(5)                                                      $(1,351,227)    $   852,794      $   835,469      $  337,036
- -------------------------------------------------------------------------------------------------------------------------------

(1) As presented in the above table, Collective calculates interest rate sensitivity information employing techniques developed by the Office of Thrift Supervision. (2) Includes $5,186 of loans classified as held for sale. (3) Includes $95,045 of mortgage-backed securities classified as available for sale.
(4) Includes $67,239 of securities classified as available for sale. (5) Rate sensitive assets less rate sensitive liabilities.

RATE-VOLUME ANALYSIS (Unaudited)

                                                                                                            Year Ended June 30
                                                                                     -----------------------------------------
(Dollar amounts in thousands)                                                           1996             1995             1994
- ------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in net interest income attributable to:
   Volume:
   Loans                                                                             $21,460          $31,937         $ 26,047
   Mortgage-backed securities                                                         (5,221)          23,241           56,374
   Investments                                                                         1,107           11,219            3,312
   Deposits                                                                           (6,202)          (7,492)         (18,304)
   Borrowed funds                                                                     (1,372)         (24,142)         (19,895)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                       9,772           34,763           47,534
- -------------------------------------------------------------------------------------------------------------------------------
   Rate:
   Loans                                                                               4,724            3,208          (13,997)
   Mortgage-backed securities                                                         (1,323)          (5,053)          (9,512)
   Investments                                                                        (1,560)           2,029              225
   Deposits                                                                           (9,023)         (11,710)          14,274
   Borrowed funds                                                                       (745)         (15,252)            (192)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                      (7,927)         (26,778)          (9,202)
- -------------------------------------------------------------------------------------------------------------------------------
   Rate-Volume:
   Loans                                                                                 573              422           (2,957)
   Mortgage-backed securities                                                             47             (901)          (6,020)
   Investments                                                                          (439)             645              114
   Deposits                                                                             (705)          (1,182)           2,781
   Borrowed funds                                                                        (10)         (12,319)            (332)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                        (534)         (13,335)          (6,414)
- -------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in net interest income                                           $ 1,311         $ (5,350)       $  31,918
- -------------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA


(Dollar amounts in thousands)                          1996              1995             1994             1993            1992
- -------------------------------------------------------------------------------------------------------------------------------
At June 30:
Total assets                                     $5,145,471        $5,110,517       $4,589,258       $3,466,047      $2,499,669
Loans receivable and mortgage-backed
  securities, net                                 4,622,023         4,570,767        4,225,390        3,137,560       2,219,352
Investment securities(1)                            347,056           355,657          191,349          184,737         188,219
Deposits                                          3,254,387         3,277,823        3,003,962        2,791,978       2,114,149
Federal Home Loan Bank advances                          --           395,000          365,000          135,000          80,000
Other borrowed funds                              1,473,448         1,052,920          895,915          256,773          69,839
Stockholders' equity (net worth)                    364,304           327,792          279,728          234,581         192,088
Net worth ratio                                       7.08%             6.41%            6.10%            6.77%           7.68%
Classified asset ratio                                0.40%             0.39%            0.69%            1.09%           0.98%
Customer service facilities (all full service)           78                79               78               69              58
Number of real estate loans                          37,414            37,066           32,068           32,206          29,417
Number of savings accounts                          420,890           427,411          420,538          371,998         307,615

For the year ended June 30:
Total income                                     $  371,282       $   349,760       $  277,230       $  227,371      $  233,891
Net interest income                                 141,772           140,461          145,811          113,893          85,458
Net income                                           54,500            57,542           59,367           49,541          32,396
(Decrease) Increase in deposits                     (23,436)          273,861          211,984          677,829         137,716
Loans originated                                    634,001           690,833          895,420          506,240         331,588
Loans and mortgage-backed
  securities purchased                              136,950           260,296        1,679,078          893,475         357,885
Loans and mortgage-backed securities sold           181,238           153,542          280,944          299,190         261,378
Yield on average interest-earning assets              7.26%             7.18%            7.14%            8.02%           9.12%
Cost of average interest-bearing
  liabilities(2)                                      4.37%             4.18%            3.28%            3.79%           5.51%
Interest margin                                       2.89%             3.00%            3.86%            4.23%           3.61%
Return on assets (net income
  divided by average total assets)                    1.07%             1.18%            1.48%            1.76%           1.30%
Return on equity (net income divided
  by average stockholders' equity)                   15.71%            19.10%           23.19%           23.39%          19.01%
Dividend payout ratio                                31.79%            22.95%           19.43%           14.63%          12.77%
- ---------------------------------------------------------------------------------------------------------------------------

(1) Includes investment securities, federal funds sold, interest-bearing deposits, and securities purchased under agreements to resell.
(2) Adjusted for excess of interest-earning assets over interest-bearing liabilities.

QUARTERLY OPERATING DATA (Unaudited)

                                    Jun. 30      Mar. 31     Dec. 31     Sep. 30     Jun. 30     Mar. 31    Dec. 31    Sep. 30
(Dollar amounts in thousands)          1996         1996        1995        1995        1995        1995       1994       1994
- ------------------------------------------------------------------------------------------------------------------------------
Interest income                     $89,412      $88,447     $88,958     $88,868     $88,659     $85,860    $81,909    $79,888
Interest expense                     52,083       52,230      54,438      55,163      55,301      52,696     46,170     41,689
Provision for loan losses               935          410         403         286          --          --          5        235
Gain (Loss) on sale of loans,
  mortgage-backed securities,
  and investments                        27         (162)        560         634         498         (17)       (48)      (243)
Net income                           14,659       13,523      13,121      13,197      13,625      12,950     14,978     15,989
Primary earnings per share             0.72         0.66        0.64        0.65        0.66        0.63       0.73       0.78
Fully diluted earnings per share       0.72         0.66        0.64        0.65        0.66        0.63       0.73       0.78
- ------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK (Unaudited)

Collective's common stock is traded on the NASDAQ Stock Market under the symbol COFD. The following table sets forth for the periods indicated the range of the high and low trade price information.

                                                       Calendar Year
                              -----------------------------------------------------------------
                                    1996                    1995                     1994
- -----------------------------------------------------------------------------------------------
                                High       Low           High       Low         High        Low
- -----------------------------------------------------------------------------------------------
First Quarter                 28 1/4    22 1/2       20 11/16    15 7/8       21 1/8     17 1/2
Second Quarter                25        23           23          17 3/4       23 3/4     17 1/2
Third Quarter                 --        --           26  1/16    20           22 5/8     19 5/8
Fourth Quarter                --        --           27  5/8     23 1/2       19 1/2     15 5/8
- -----------------------------------------------------------------------------------------------

STOCKHOLDER INFORMATION


Main Office
Collective Bancorp, Inc.
716 West White Horse Pike
Cologne, New Jersey 08213

Mailing Address:
P.O. Box 316
Egg Harbor, New Jersey 08215


Transfer Agent and Registrar
FCTC Transfer Services, Inc.
111 Wood Avenue South
Suite 206
Iselin, New Jersey 08830
(908) 205-4511


Stock Listing
Collective Bancorp's stock is traded on
The Nasdaq Stock Market. The common stock symbol is COFD.


Form 10-K
Collective Bancorp's Annual Report on Form 10-K will be furnished on written request without charge to those requesting a copy from the Investor
Relations  Department.


Annual Stockholders' Meeting
The Annual Meeting of Stockholders will convene at 10:00 a.m., Wednesday, October 16, 1996 at the Ram's Head Inn, 9 West White Horse Pike,
Absecon, New Jersey.
Holders of common stock of record as of
August 30, 1996 will be eligible to vote.


Information
Analysts and investors seeking financial information about Collective Bancorp should contact:
Investor Relations Department
(609) 625-1110

                               Inside back cover